UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
ACT OF 1934

For the month of July, 2005
Commission File Number: 0-29154

IONA Technologies PLC

(Translation of registrant’s name into English)

The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F☑ Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes☐ No☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT AND
CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED

DECEMBER 31, 2004

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT AND CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2004

IONA TECHNOLOGIES PLC

GROUP INFORMATION

DIRECTORS	Dr. Christopher J. Horn (British)
(Chief Executive Officer to April 14, 2005 and Vice-Chairman from April 14, 2005)
Peter Zotto (American)
(appointed April 14, 2005)
(Chief Executive Officer from April 14, 2005)
Kevin Melia
(Chairman)
(member of the Audit and Nominating and Corporate Governance Committees)
Dr. Seán Baker
(Executive Director)
Dr. Ivor Kenny
(member of the Compensation and Nominating and Corporate Governance Committees)
John Conroy
(member of the Audit and Nominating and Corporate Governance Committees)
Francesco Violante (Italian)
(member of the Compensation Committee)
James D. Maikranz (American)
(member of the Compensation Committee)
William Burgess
(member of the Audit Committee)

SECRETARY	Christopher M. Mirabile (American)

REGISTERED OFFICE	The IONA Building,
Shelbourne Road,
Ballsbridge,
Dublin 4.

SOLICITORS	William Fry,
Fitzwilton House,
Wilton Place,
Dublin 2.

IONA TECHNOLOGIES PLC

GROUP INFORMATION (Continued)

SOLICITORS (continued)	Goodwin Procter LLP,
Exchange Place,
53 State Street,
Boston,
Massachusetts 02109,
United States of America.

BANKERS	Bank of Ireland,
St. Stephen’s Green,
Dublin 2.

Bank of America,
Russell Court,
St. Stephen’s Green,
Dublin 2.

HSBC Financial Services (Cayman) Limited,
PO Box 1109 GT,
Mary Street,
Grand Cayman,
Cayman Islands,
British West Indies.

AUDITORS	Ernst & Young,
Chartered Accountants,
Ernst & Young Building,
Harcourt Centre,
Harcourt Street,
Dublin 2.

NATURE OF IRISH LISTING	IONA Technologies PLC has a secondary listing on the Irish Stock Exchange. For this reason, it is not subject to the same ongoing regulatory requirements as those which would apply to an Irish company with a primary listing on the Irish Stock Exchange including the requirement that certain transactions require the approval of shareholders. For further information, shareholders should consult their own financial advisor.

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT
for the year ended December 31, 2004

The directors present their report and audited statutory consolidated financial statements prepared in accordance with Irish generally accepted accounting principles for the year ended December 31, 2004, which are set out on pages 34 to 69.

PRINCIPAL ACTIVITIES

IONA Technologies PLC (the “company”) and its subsidiaries (collectively the “group”) are in the integration software business. The group makes software work together so its customers can make better decisions, run their businesses more efficiently and improve their business results. The group’s software products enable its customers to build, maintain and scale their disparate computing environments while preserving and extending existing information technology (IT) investments. The group also offers professional services, including ongoing customer support and maintenance as well as high-level design consultation, education and product implementation.

The group offers two product families, Artix and Orbix. While these two product families are built upon different technology foundations, each promotes a service-oriented architecture and standards-based approach to enterprise integration. In addition, both product families allow customers to reduce the cost and complexity of enterprise IT and extend the life and value of IT investments.

The group generates revenue from product licenses as well as from professional services. Since its inception, the group has licensed its products, directly and indirectly, to more than 4,500 enterprise or divisional customers worldwide. These customers operate in a wide variety of industries including telecommunications, finance, manufacturing, banking, government, medical, computing, research and software. On December 31, 2004, the group employed more than 340 people in 16 offices worldwide.

REVIEW OF THE DEVELOPMENT OF THE BUSINESS

In 2004, the group has continued to research and develop both innovative products and the next generation of existing products.

Artix is the group’s extensible enterprise service bus (ESB) product family, built upon web services standards. Artix is Web services-based integration software for enterprise IT organisations with multiple generations of business applications, technologies and architectures. Artix makes these IT assets work together, forming the basis for an agile service-oriented architecture (SOA). Artix is designed for organisations with complex and heterogeneous computing environments. These organisations use Artix to represent IT assets as web services, making it easy to migrate these assets or to consolidate assets without disrupting operations.

Artix makes Web services immediately useful in an enterprise context. For example, Artix empowers organisations to incorporate the proven enterprise features of their existing computing environments to add security, reliability, availability and management features to Web services. Artix lets organisations re-use existing middleware and application functionality to create secure, manageable Web services integration projects.

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT
for the year ended December 31, 2004 (Continued)

REVIEW OF THE DEVELOPMENT OF THE BUSINESS (continued)

Artix is available on a wide range of hardware and software platforms including many variants of Unix as well as Microsoft platforms. The group also offers a mainframe-based version of Artix that gives organisations the ability to Web service-enable IBM’s Information Management Service (“IMS”) and Customer Information Control System (“CICS”) applications. IMS and CICS support large-scale, transaction-intensive mainframe applications. Organisations with large investments in CICS and IMS are committed to the ongoing use of their mainframes, and need a secure means of reusing and extending the life of those investments.

Orbix is the group’s original high performance infrastructure for mission-critical applications. Orbix is a comprehensive and proven platform for extending or integrating the most demanding component-based systems. Orbix encourages a services-oriented approach to component development and integration, with immediate benefits to productivity, efficiency and operational expense.

Orbix is engineered to support the integration of CORBA with other technologies, especially J2EE and Web services. Orbix has been used to encourage the reuse of legacy systems by replacing their proprietary application interfaces with standards-based interfaces; to build new, service-oriented systems in Java or C++; to extend the value of mainframe assets by exposing them as services; and to non-intrusively augment existing systems with new functionality.

Like Artix, Orbix meets the needs of enterprise IT organisations by providing a set of enterprise qualities of service for security, asynchronous messaging, management, transactions, load balancing, and fault tolerance.

In 2004, the group’s board of directors approved restructuring plans and recorded a restructuring charge of US$560,000 for severance and benefit costs related to cost reduction actions for eight sales employees. Also during 2004, the group released US$560,000 of restructuring accruals related to severance and benefit costs from a previous restructuring, based on the final payments for such severance and benefit.

RESULTS FOR THE YEAR AND STATE OF AFFAIRS AT DECEMBER 31, 2004

The consolidated balance sheet as at December 31, 2004 and the consolidated profit and loss account for the year then ended are set out on pages 34 to 35. The profit on ordinary activities for the year before taxation amounted to US$758,000 compared with a loss of US$43,288,000, after deducting an impairment of US$3,271,000 and restructuring charges of US$20,525,000 in the previous year. After deducting taxation of US$566,000, an amount of US$192,000 is credited to reserves.

DIVIDENDS

The directors of the company do not propose the payment of a dividend for the year.

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT
for the year ended December 31, 2004 (Continued)

LIKELY FUTURE DEVELOPMENTS

In 2005, the group expects to announce revisions and update releases of many current products, as well as to release new products and services.

The group intends to further expand its core product functionality, as well as to continue to develop complementary products that enhance its software products.

The group believes that there is an emerging demand for web services and related integration and infrastructure solutions and has invested in developing and introducing products to meet the development, deployment and integration requirements of enterprises using web services for integration and service-oriented architectures.

IMPORTANT EVENTS SINCE THE YEAR END

On April 14, 2005, Mr. Peter Zotto was appointed as Chief Executive Officer of the company in place of Dr. Christopher J. Horn. Dr. Horn now serves as non-executive Vice-Chairman of the company.

On June 10, 2005, Mr. Daniel Demmer tendered his resignation as chief financial officer of the company effective as of June 30, 2005.

There have been no other important events since the year end.

BOOKS OF ACCOUNT

The directors have appointed a chief financial officer, Mr. Daniel Demmer, who reports to the board and ensures that the company complies with the requirements of Section 202 of the Companies Act, 1990, relating to the keeping of proper accounting books and records.

The books and accounting records of the company are kept and maintained at the company’s registered office at The IONA Building, Shelbourne Road, Ballsbridge, Dublin 4.

DIRECTORS

The directors are as listed on page 2 and, unless otherwise indicated, have served throughout the year.

Mr. Kevin Melia, Dr. Seán Baker and Mr. James Maikranz retire by rotation in accordance with the Articles of Association and, being eligible, offer themselves for re-election. Mr. Peter Zotto was appointed as a director on April 14, 2005. As he was appointed since the date of the last annual general meeting, he is subject to election by shareholders at the forthcoming annual general meeting.

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT
for the year ended December 31, 2004 (Continued)

DIRECTORS’ AND SECRETARY’S INTERESTS IN SHARES

The beneficial interests of the directors and the secretary (including those of their respective spouses and minor children) in the Ordinary Share capital of IONA Technologies PLC at the beginning and at the end of the year were as follows:

	Ordinary Shares of
	€0.0025 each		Options
Directors	01/01/2004	31/12/2004	01/01/2004	31/12/2004

Dr. Christopher J. Horn	2,338,414	2,338,414	200	200
Kevin Melia	24,444	24,444	163,250	184,250
Dr. Seán Baker	1,170,885	1,170,885	59,700	77,700
John Conroy	13,000	13,000	54,000	57,000
Dr. Ivor Kenny	8,000	8,000	53,334	74,334
James D. Maikranz	–	—	36,000	39,000
Francesco Violante	–	—	36,000	57,000
William Burgess	–	—	30,000	33,000

Secretary
Christopher M. Mirabile	200	200	65,521	142,101

The directors and the company secretary did not have any beneficial interest in the shares of other group companies.

Subsequent changes

In the period from January 1, 2005 to June 30, 2005, there were no changes from the above interests in shares of the directors and secretary except for the purchase of 5,000 Ordinary Shares of €0.0025 each by Mr. William Burgess on February 16, 2005, the purchase of 2,000 Ordinary Shares of €0.0025 each by Dr. Ivor Kenny on February 23, 2005, the purchase of 1,300 Ordinary Shares of €0.0025 each by Mr. Francesco Violante on March 2, 2005, the purchase of 5,000 Ordinary Shares of €0.0025 each by Mr. John Conroy on April 18, 2005, the purchase of 1,800 Ordinary Shares of €0.0025 each by Dr. Ivor Kenny on April 27, 2005, and 25,000 options over Ordinary Shares of €0.0025 each granted to Mr. Christopher M. Mirabile on February 1, 2005 under the 1997 Share Option Scheme.

HEALTH AND SAFETY AT WORK

The welfare of group employees worldwide is safeguarded through adherence to rigorous health and safety standards. The Safety, Health and Welfare at Work Act, 1989 imposes certain obligations on employers and the group has taken appropriate measures to ensure that health and safety standards are complied with at all relevant group locations, that all relevant group companies meet the requirements of this Act and that the policy of the group in this regard was fulfilled during the year ended December 31, 2004.

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT
for the year ended December 31, 2004 (Continued)

CORPORATE GOVERNANCE STATEMENT

Introduction

The company is committed to maintaining the highest standards of corporate governance. This statement sets out the key corporate governance principles and practices of the company. The company’s American Depositary Receipts (“ADRs”) are listed on NASDAQ in the US. In addition, it has a secondary listing of its shares on the Irish Stock Exchange (“ISE”).

Board practices and procedures have been and are being revised, wherever necessary, to comply with the applicable requirements of the rules issued by the US Securities and Exchange Commission to implement the applicable elements of the Sarbanes–Oxley Act of 2002 and the Combined Code (as revised), as well as the rules of the NASDAQ and ISE.

A revised Combined Code on Corporate Governance was introduced in July 2003, to replace the Combined Code that had been in place since 1998. The revised Combined Code applies to the company with effect from January 1, 2004. The statement set out below explains how the company applies the principles and supporting principles set out in Section 1 of the Combined Code. Except where indicated below, the company has complied with the provisions set out in Section 1 of the Combined Code throughout the year.

Board

Role of the Board

The board is satisfied that it is a well-balanced and effective team to lead and control the company.

Whilst the board has delegated certain of its responsibilities to committees of the board, it reserves for itself particular matters on which it takes the ultimate decision. There has been no formal schedule of these matters drawn up as recommended under the provisions of the Combined Code, however matters reserved for decision to committees of the board are fully set out in the charter of the particular committee.

The board takes overall responsibility for approving the strategy of the group, for the review and approval of financial reporting and controls, for the approval of any capital and revenue expenditure of a significant size, for board membership and appointments, for corporate governance matters and for the approval of group policies and risk management strategies. Specific matters reserved for board decision include acquisitions not requiring shareholder approval and decisions on strategic investment.

The board has delegated responsibility for the day-to-day management of the group, through the Chief Executive Officer, to the executive management team. The Chief Executive Officer is accountable to the board for all authority delegated to executive management.

The directors have access to independent professional advice, at the company’s expense, if and when required. All directors also have access to the advice and services of the company secretary. The company secretary is also responsible for ensuring board procedures are followed.

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT
for the year ended December 31, 2004 (Continued)

CORPORATE GOVERNANCE STATEMENT (continued)

The board regularly reviews its responsibilities and those of its committees (see below) and undertakes an evaluation process in respect of the each of the directors, including the Chairman (see below).

Board Balance and Independence

The board currently consists of two executive and seven non-executive directors. Details of the directors are set out at page 2. There were no appointments to or resignations from the board during the year ended December 31, 2004.

On April 14, 2005, Mr. Peter Zotto was appointed as a director and Chief Executive Officer of the company. He replaces Dr. Christopher J. Horn as Chief Executive Officer and Dr. Horn now serves as non-executive Vice-Chairman of the company. With the exception of Mr. Peter Zotto and Dr. Seán Baker, all members of the board are non-executive directors. The board considers that between them, the directors bring the range of skills, knowledge and experience, including international experience, necessary to lead the company.

The board has considered the recommendations set out in the Combined Code and, notwithstanding the matters referred to below, it is the belief of the board that all of the non-executive directors, with the exception of Dr. Christopher J. Horn, can be considered independent within the provisions of the Combined Code and that all non-executive directors are independent in character and there are no relationships or circumstances which have affected or are likely to affect the exercise of their independent judgement. This is evidenced in the deliberations of the board on issues of strategy, performance, resources, key appointments and standards of conduct.

The board has considered the recommendations under the provisions of the Combined Code regarding independence, and specifically the fact that non-executive directors participate in company share option schemes. Two company share option schemes are relevant to the non-executive directors of the company: the 1997 Director Share Option Scheme and the 1997 Share Option Scheme (as more fully described in the Compensation Report). The non-executive directors are entitled to automatic granting of options under the 1997 Director Share Option Scheme on a periodic basis as set out in the Compensation Report. The Compensation Committee is responsible for the administration of the 1997 Share Option Scheme and may under this scheme grant options to non-executive directors. These schemes were approved by the shareholders. The grants of options made to non-executive directors under these schemes to date are modest in size and the board has determined that such grants do not affect the independence of the non-executive directors as they have not affected, nor are they likely to affect, the independent judgement of the non-executive directors.

In August 2004, Mr. Kevin Melia was granted 18,000 options under the 1997 Share Option Scheme. The board has determined that this grant does not affect his independence as a director as it has not affected, nor is it likely to affect, his independent judgement as a non-executive director. In its determination the board has also considered the fact that Mr. Melia is considered independent under SEC and NASDAQ stock market rules.

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT
for the year ended December 31, 2004 (Continued)

CORPORATE GOVERNANCE STATEMENT (continued)

As recommended by the provisions of the Combined Code in relation to the independence of non-executive directors, the board has considered the fact that both Mr. Kevin Melia and Mr. John Conroy are non-executive directors of eircom Group PLC and has determined that this cross-directorship does not affect the independence of these non-executive directors as it has not affected, nor is it likely to affect, their independent judgement. Both are non-executive directors only of eircom Group PLC and this is the only directorship they have in common apart from the company.

As recommended by the provisions of the Combined Code in relation to the independence of non-executive directors, and specifically the recommendation regarding close family ties with advisors, the board has considered the fact that Mark Kenny, a principal of K Capital Source Limited (“K Capital”), is the son of one of the non-executive directors, Dr. Ivor Kenny. The company has engaged K Capital to provide capital market communication and advisory services. K Capital provides a valuable service to the company, the fees for which are based on going market rates for such services, and the board has determined that the relationship between Dr. Kenny and one of the principals of K Capital has not affected, nor is it likely to affect, Dr. Kenny’s independent judgement. Furthermore Dr. Kenny’s interaction with K Capital as a non-executive director of the company is minimal.

As recommended by the provisions of the Combined Code in relation to the independence of non-executive directors, and specifically the recommendation that non-executive directors should not serve in excess of nine years on the board, the board has considered whether the fact that Mr. Kevin Melia has served as a non-executive director since 1994 affects his independence. During the years since his appointment as a non-executive director, Mr. Melia has held a number of important executive positions in other companies including Chief Executive Officer of Manufacturers’ Services Limited, Chief Financial Officer of Sun Microsystems and President of Sun Microsystems. Mr. Melia also served as Chairman of the Board of Manufacturers’ Services Limited, from January 2002 to January 2003 and is currently a non-executive director of eircom Group PLC, Lightbridge, Inc., Manugistics Inc., and RadiSys Corp. Taking into account the key executive roles held by Mr. Melia in the past, the fact that he was only recently appointed Chairman (May 2003), the considerable business experience he brings to the company, his current non-executive director commitments with other companies, his ongoing business interests outside the group and the fact that he is considered independent under SEC and NASDAQ stock market rules, the board has determined that Mr. Melia’s length of service on the board does not affect his independence as non-executive director on the basis that it has not affected, nor is it likely to affect his independent judgement.

As recommended by the provisions of the Combined Code in relation to the independence of non-executive directors, the board has considered the fact that Mr. Kevin Melia, a non-executive director of the Company, is a member of the board of directors of Manugistics, Inc. (Manugistics). The Company provides support on an arms length basis to Manugistics related to the software that Manugistics licenses from the Company. The board has determined that the relationship between Mr. Melia and Manugistics has not affected, nor is it likely to affect, Mr. Melia’s independent judgement.

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT
for the year ended December 31, 2004 (Continued)

CORPORATE GOVERNANCE STATEMENT (continued)

The board has not appointed a senior independent non-executive director to date (as recommended under the provisions of the Combined Code) as it does not hold any one non-executive director senior to another. The board is keeping this matter under review.

The role of the Chairman, which is non-executive, is separate from the role of Chief Executive Officer, and although not formally documented and agreed by the board, other than as set out in the company’s Articles of Association and the board committee charters, the division of responsibility between the two is clearly established.

Mr. Peter Zotto holds the position of Chief Executive Officer and Mr. Kevin Melia continues as non-executive Chairman of the board of directors.

The Chairman

Mr. Kevin Melia has served as Chairman of the company since May 2003. He is responsible for the leadership of the board and setting its agenda. He also ensures, with the help of the company secretary, that all directors receive accurate, timely and clear information and, in particular, he facilitates and assists the non-executive directors in connection with their role and responsibilities.

The Chairman has other commitments in his roles as a non-executive director of eircom Group PLC, Lightbridge Inc., Manugistics Inc. and RadiSys Corporation, however the board is satisfied that these do not interfere with the performance of his duties as Chairman of the company.

The Vice-Chairman

Dr. Christopher J. Horn has served as Vice Chairman of the board since April 14, 2005. He assists and supports the Chairman in discharging the responsibilities of providing leadership of the board and setting its agenda. Dr. Horn served as Chief Executive Officer of the company and as an executive director from May 2003 until April 14, 2005. Dr. Horn is Chairman of the Irish Management Institute (IMI) in Dublin and serves as a director for the charitable organisation UNICEF Ireland.

Induction & professional development

Directors are given a detailed briefing on their initial appointment and periodically receive briefings and updates from the company’s lawyers regarding their responsibilities under Irish company law and state and federal laws of the United States of America. The Chairman also gives periodic briefings to the directors regarding their role and responsibilities.

In addition the Nominating and Corporate Governance Committee, in keeping with its chartered responsibilities, monitors the overall mix of board skills, regularly evaluates the effectiveness of the board and its members, and addresses any areas which would benefit from further development.

Copies of board papers are circulated to directors in advance of meetings. Directors are encouraged to participate in debate and to bring independent judgement to bear on matters being considered.

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT
for the year ended December 31, 2004 (Continued)

CORPORATE GOVERNANCE STATEMENT (continued)

Appointments to the Board

Non-executive directors are not appointed for specific terms by the company (as recommended under the provisions of the Combined Code) but all directors are required to stand for election by shareholders at the annual general meeting following appointment by the board and thereafter for re-election on a three year rotational basis which assists in ensuring planned and progressive refreshing of the board. The board believes that the fixing of specific terms for non-executive directors could restrict the experience and knowledge of the business gained by the non-executive directors.

A non-executive who has served on the board for in excess of nine years is not subject to annual re-election as recommended by the provisions of the Combined Code. This currently arises in relation to Mr. Kevin Melia only, who has served on the board since 1994. The board is keeping this matter under review.

Mr. Kevin Melia, Dr. Seán Baker and Mr. James Maikranz are being proposed for re-election as directors at the forthcoming annual general meeting. Mr. Peter Zotto is being proposed for election as director following his appointment as Chief Executive of the company by the board on April 14, 2005. The following gives brief biographical details on each of these directors:

Mr. Kevin Melia has served as Chairman of the board since May 2003. Mr. Melia served as a non-executive director from May 1994 through May 2003. Mr. Melia served as Chairman of the Board of Manufacturers’ Services Limited, an electronics manufacturing outsourcing company from January 2002 to January 2003. From June 1994 to January 2002, Mr. Melia served as Chief Executive Officer of Manufacturers’ Services Limited. From January 1992 to June 1994, he was Chief Financial Officer of Sun Microsystems, a workstation manufacturer. In addition, from January 1993 until February 1994, Mr. Melia was President of Sun Microsystems Computer Co., a division of Sun Microsystems. He is also a non-executive director of eircom Group PLC, Lightbridge, Inc., Manugistics Inc., and RadiSys Corp.

Dr. Seán Baker has served as the company’s Chief Scientific Officer since May 2003. Dr. Baker has served as an executive director since March 1991. Dr. Baker co-founded IONA in March 1991, and served as Senior Vice President from March 1991 until 1996, as Executive Vice President, Customer Services from 1996 until 1999, as Chief Scientific Officer from 1999 until November 2000, as Executive Vice President and Chief Technology Officer from November 2000 until September 2001, and as Chief Corporate Scientist from September 2001 though May 2003. From 1981 to 1994, Dr. Baker held a tenured post in the Computer Science Department at Trinity College, Dublin, where he received his Doctorate in computer science.

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT
for the year ended December 31, 2004 (Continued)

CORPORATE GOVERNANCE STATEMENT (continued)

Mr. James D. Maikranz has served as a non-executive director since July 2001. Mr. Maikranz served J.D. Edwards & Company, a provider of collaborative software solutions, from October 1998 to March 2001, most recently as senior vice president of worldwide sales. Prior to joining J.D. Edwards & Company, Mr. Maikranz served SAP AG, a provider of e-business software solutions, from January 1992 until September 1998, most recently as senior vice president of sales. Mr. Maikranz has also served in senior executive positions for Computer Application Specialists, a software company specialising in the oil and gas industry, and Info Services, a provider of HR software applications. Mr. Maikranz was a founder and member of the Board of Directors of Chaptec Solutions Company and Splash Pond. Mr. Maikranz has also been an advisory board member for i2 Technologies, Inc., and is currently on the board of directors for Servigisitcs, Inc., Recruitsoft, Inc. (now known as Taleo Corporation), and DataSynapse, Inc.

Mr. Peter M. Zotto has served as the company’s Chief Executive Officer and as an executive director since April 14, 2005. Mr. Zotto served as the company’s Chief Operating Officer from October 2003 until April 14, 2005 and as President from October 2004 until April 14, 2005. Mr. Zotto is the founder of Claright, a consulting firm specializing in providing marketing expertise to small to mid-sized companies, and served as president of Claright from April 2001 through October 2003. From September 1999 through March 2001, Mr. Zotto was Chief Executive Officer of WBT Systems, Inc., an e-learning software company. Mr. Zotto held a number of executive management positions at Digital Equipment Corporation from 1992 through 1999, including Workstations General Manager and Vice President, EMEA Sales and Marketing. Mr. Zotto holds a B.A. in Political Science from the University of New Hampshire and is a graduate of the Executive Management Program at Harvard Business School.

Board Evaluation

In August 2004, the board undertook an evaluation of the performance of the board and of each of the directors individually, including the Chairman. Each non-executive director was required to complete a detailed confidential questionnaire evaluating his own performance, the individual performance of each of his fellow directors both executive and non-executive and including the Chairman and the performance of the board as a whole.

This evaluation process was co-ordinated on a confidential basis by the company secretary and outside counsel and the Chairman reviewed and considered the results of each evaluation before discussing with each director individually and reporting back to the board as a whole.

The non-executive directors did not meet without the Chairman present to formally appraise the Chairman’s performance as recommended by the Combined Code as the completion of the confidential questionnaire was considered sufficient for that purpose. All completed questionnaires were reviewed by the Nominating and Corporate Government Committee.

The board also, through its Nominating and Corporate Governance Committee, conducted an appraisal of its committees.

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT
for the year ended December 31, 2004 (Continued)

CORPORATE GOVERNANCE STATEMENT (continued)

Board and Committee Meetings

The board meets regularly throughout the year and all directors have appropriate and timely access to the information necessary to enable them to discharge their duties. The Chairman also holds regular meetings with the non-executive directors.

There were 12 scheduled meetings of the board during 2004. Details of directors’ attendance at those meetings are set out in the table on page 16. Directors unable to attend a board meeting due to other engagements are nevertheless provided with all the papers and other information relevant for such meeting and are able to discuss any issues arising at the meeting with the Chairman or Chief Executive and to furnish a proxy with respect to any matter being resolved upon, should they choose to do so. The Chairman sets the agenda for each meeting in consultation with the Chief Executive Officer and the company secretary.

Board Committees

The company has an effective committee structure in place to help it in the discharge of its responsibilities. Each of the committees has clearly defined terms of reference, procedures, responsibilities and powers. The terms of reference of the committees are either publicly available from the company’s SEC filings or available on request from the company secretary and are also made available at each annual general meeting of the company. Functions and membership of board committees are described below. Membership and chairmanship of board committees is kept under review to ensure that undue reliance is not placed on particular individuals.

Audit Committee

The Audit Committee oversees the group’s accounting and financial reporting process and the audit of the group’s financial statements; recommends independent accounting firms to shareholders for appointment; and approves the fees and other compensation to be paid to the auditors. In February 2004, the board elected new members of the Audit Committee and adopted an amended charter. The current members of the Audit Committee are Mr. John Conroy, Mr. Kevin Melia and Mr. William Burgess. Mr. Burgess serves as Chairman of the Audit Committee.

The responsibilities of the Audit Committee are set forth in its Charter and include reviewing the group’s annual and quarterly financial statements and taking steps to ensure that an independent accounting firm reviews the group’s financial statements prior to filing them with the Irish Stock Exchange, the United States Securities and Exchange Commission, or other regulatory bodies. The Audit Committee also reviews the terms of all material transactions and arrangements between the company and its subsidiaries at least once each year. The Audit Committee pre-approves all audit and non-audit services and reviews the performance of the company’s independent accounting firm, their independence and objectivity, and the nature and extent of any non-audit work carried out by them for the group and reviews the scope and results of the audit and its cost effectiveness. The Audit Committee also reviews the adequacy of the internal financial and accounting controls.

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT
for the year ended December 31, 2004 (Continued)

CORPORATE GOVERNANCE STATEMENT (continued)

Audit Committee (continued)

In summary, the Audit Committee undertook the following work during the year ended December 31, 2004:

•	proposed changes to the Audit Committee Charter which were adopted by the Board;

•	reviewed the group’s annual and quarterly financial statements;

•	reviewed and approved the Company’s Annual Report on Form 20-F;

•	established an Audit Committee pre-approval policy for audit and non-audit services;

•	reviewed the implementation of Section 404 of Sarbanes-Oxley Act 2002 compliance program;

•	reviewed the effectiveness of the system of internal control;

•	reviewed whistle-blowing arrangements by which staff of the company may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters;

•	the Audit Committee also reviewed whether there was a need for an internal audit function and concluded that there was no such requirement on the basis that the system of internal control which the company has in place is sufficient. Where necessary the system of internal control is being enhanced as the company reviews it for compliance with US requirements;

•	reviewed and approved the audit plan for 2004.

The Audit Committee met 9 times during the year. Details of directors’ attendance at those meetings are set out in the table on page 16.

Compensation Committee

The Compensation Committee establishes and reviews overall policy and structure with respect to compensation matters, including the determination of compensation arrangements for the company’s executive directors, executive officers and key employees. The Compensation Committee consults the Chairman and/or the Chief Executive Officer about their proposals relating to the remuneration of other executive officers and has access to professional advice inside and outside the company. The Compensation Committee is also responsible for the administration and award of options to purchase shares pursuant to the Executive Share Option Scheme and the 1997 Share Option Scheme and the administration of the 1997 Director Share Option Scheme and the 1999 Employee Share Purchase Plan. The board elected new members of the Compensation Committee in February 2004 and adopted amendments to the Compensation Committee Charter in April 2004. The current members of the Compensation Committee are Dr. Ivor Kenny, Mr. James Maikranz, and Mr. Francesco Violante. Dr. Kenny serves as Chairman of the Compensation Committee.

The Compensation Committee met 4 times during the year. Details of directors’ attendance at those meetings are set out in the table on page 16.

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT
for the year ended December 31, 2004 (Continued)

CORPORATE GOVERNANCE STATEMENT (continued)

Nominating and Corporate Governance Committee

In March 2004, the board of directors changed the Nominating Committee into the Nominating and Corporate Governance Committee and adopted a new charter. The Nominating and Corporate Governance Committee reviews the composition, size and organisation of the board of directors and makes recommendations to the board with regard to any new appointments or adjustments deemed necessary. The Nominating and Corporate Governance Committee reviews and assesses the adequacy of the Code of Business Conduct at least annually and monitors compliance with the group’s Code of Business Conduct, which applies to all of the group’s directors, officers and employees. In February 2004, the Board elected new members of the Nominating and Corporate Governance Committee. The current members of the committee are Mr. Kevin Melia, Dr. Ivor Kenny and Mr. John Conroy. Mr. Melia serves as Chairman of the Nominating and Corporate Governance Committee.

In summary, the Nominating and Corporate Governance Committee undertook the following work during the year ended December 31, 2004:

•	approved an annual calendar of committee activities;

•	conducted a review and assessment of the adequacy of the Code of Business Conduct; and

•	reviewed the composition, size, skills, effectiveness and organisation of the board of directors and its committees.

The Nominating and Corporate Governance Committee met 2 times during the year. Details of directors’ attendance at those meetings are set out in the table below.

Attendance at Board and Board Committee Meetings during the year ended December 31, 2004

							Nominating
							and Corporate
	Board		Audit		Compensation		Governance
	A	B	A	B	A	B	A	B
Sean Baker	12	11
William Burgess*	12	11	7	7
John Conroy	12	11	9	9			2	2
Ivor Kenny**	12	12	2	2	4	4	2	2
Chris Horn***	12	12
Jim Maikranz****	12	8			3	3
Kevin Melia*****	12	12	9	9	1	1	2	2
Francesco Violante	12	11			4	4

Column A – indicates the number of meetings held during the year the director was a member of the Board and/or Committee.

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT
for the year ended December 31, 2004 (Continued)

CORPORATE GOVERNANCE STATEMENT (continued)

Column B – indicates the number of meetings attended during the period the director was a member of the Board and/or Committee.

*	In February 2004, Mr. Burgess was appointed to the Audit Committee.

**	In February 2004, Dr. Kenny was appointed to the Nominating and Corporate Governance Committee and resigned from the Audit Committee.

***	In February 2004, Dr. Horn resigned from the Nominating and Corporate Governance Committee.

****	In February 2004, Mr. Maikranz was appointed to the Compensation Committee and resigned from the Nominating and Corporate Governance Committee.

*****	In February 2004, Mr. Melia was appointed to the Nominating and Corporate Governance Committee and resigned from the Compensation Committee in February 2004.

Directors’ Remuneration

Details of the company’s remuneration policy for executive directors and details of directors’ remuneration are contained in the Compensation Report on pages 20 to 30.

In August 2004 Mr. Kevin Melia was granted 18,000 options under the 1997 Share Option Scheme. Shareholder approval was not sought in advance of this specific grant as recommended by the Combined Code. This grant reflected the increased role undertaken by Kevin Melia as the chairman of the company. This grant was made under the terms of the 1997 Share Option Scheme, which was however approved by the shareholders in general meeting and under which the Compensation Committee was given authority to make discretionary grants of options.

Non-executive directors are not required to hold shares acquired by them through the exercise of their options for at least one year following their departure from the board, as is recommended by the Combined Code.

Communications with Shareholders

Communications with shareholders are given high priority and there is regular dialogue with institutional shareholders through the company’s on going investor relations programme which is designed to ensure communication with its shareholder base. The company also gives general presentations at the time of the release of the annual and quarterly results. These results are also posted on the company’s website, www.iona.com.

Major acquisitions are notified to NASDAQ and the Irish Stock Exchange in accordance with the requirements of the relevant Stock Exchange.

The company’s website provides the full text of the Annual Reports on Form 20-F (which is filed annually with the US Securities and Exchange Commission). Press releases requiring release to the Stock Exchange are made available immediately after release to the Stock Exchanges.

In addition, the company, through its Investor Relations department, responds to numerous queries from shareholders on a wide range of issues throughout the year and the Chairman and chief financial officer also discuss issues and concerns with major shareholders.

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT
for the year ended December 31, 2004 (Continued)

CORPORATE GOVERNANCE STATEMENT (continued)

The company held an event called “Capital Markets Day” on February 4, 2005 at which presentations were made by several members of the Company’s senior management team, and also by an analyst, a partner and a customer. Attendees were afforded the opportunity to discuss with the senior management team any issues and concerns. The event was also attended by the following non-executive directors: Mr. Kevin Melia and Mr. John Conroy, who were also available to answer questions.

The company’s annual general meeting also affords shareholders the opportunity to question the chairman and the board and the chairmen of the Audit, Compensation and Nominating and Corporate Governance Committees. In the event that the chairman of any board committee is unable for any reason to attend at the AGM, questions may be addressed to the Chairman of the board and where he is unable to answer the particular query himself, he will refer the question to another member of the relevant committee.

Separate resolutions are proposed at the AGM on substantially different issues. Notice of the AGM together with the Annual Report and Accounts are sent to shareholders at least 20 working days before the meeting and details of the proxy votes for and against each resolution are announced after the result of the show of hands.

Internal Control

The directors have overall responsibility for the company’s system of internal control and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss.

The directors confirm that the company’s ongoing process for identifying, evaluating and managing its significant risks is in accordance with the Turnbull guidance (Internal Control: Guidance for Directors on the Combined Code, published in September 1999). The process has been in place throughout the accounting period and up to the date of approval of the Annual Report and financial statements and is reviewed regularly by the board.

The board receives, on a regular basis, reports on the key risks to the business and the steps being taken to manage such risks. It considers whether the significant risks faced by the company are being identified, evaluated and appropriately managed, having regard to the balance of risk, cost and opportunity. The chairman of the Audit Committee reports to the board on all significant issues considered by the committee.

The directors confirm that they have undertaken an annual review of the effectiveness of the system of internal control (covering all controls including financial, operational and compliance controls and risk management) up to and including the date of approval of the financial statements by the directors. This includes a review of the processes for identifying the principal business risks facing the company, the methods of managing these risks, the controls that are in place to contain them and the procedures to monitor them since the last annual review.

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT
for the year ended December 31, 2004 (Continued)

CORPORATE GOVERNANCE STATEMENT (continued)

Going concern

After making enquiries, the directors have a reasonable expectation that the company and the group have adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the financial statements.

AUDITORS

Ernst & Young, Chartered Accountants, will continue in office in accordance with Section 160(2) of the Companies Act, 1963.

On behalf of the directors

DR. CHRISTOPHER J. HORN
DR. SEÁN BAKER
Directors

7 July 2005

IONA TECHNOLOGIES PLC

COMPENSATION REPORT ON BEHALF OF THE BOARD
for the year ended December 31, 2004

Compensation Committee

The members of the Compensation Committee are listed on page 15. Details of the functions of the committee are set out on page 15.

Compensation of non-executive directors

The ordinary remuneration (that is remuneration for ordinary director services) of the non-executive directors is determined by the board within the limits set out in the Articles of Association. In addition, non-executive directors may be paid such special remuneration as the board determines to be appropriate, for services that are outside the scope of ordinary director duties. Details of such special remuneration paid in the year ended December 31, 2004 are set out on pages 29 to 30. Non-executive directors receive automatic option grants under the company’s 1997 Director Share Option Scheme, a brief description of which is set out on page 22.

In August 2004, Mr. Kevin Melia was granted 18,000 options under the 1997 Share Option Scheme. This grant reflected the increased role undertaken by Kevin Melia as Chairman of the company.

Compensation policy for executive directors

The company expects top levels of ability and commitment from all members of management. In return, it aims to provide executive directors with remuneration necessary to attract, retain and motivate them and that is competitive in the market, without overpaying, and that includes significant performance related elements designed to align their interests with those of shareholders.

The Compensation Committee determines the contracts of service and emoluments of all executive directors and other senior executives in consultation, where appropriate, with the Chairman and/or the Chief Executive Officer. The Compensation Committee has access to professional advice inside and outside the company.

Base salaries for executive directors reflect job responsibilities and the levels prevailing in the appropriate market for comparable companies. Executive directors participate in annual bonus schemes, under which payments are made based on the director’s performance and the company’s performance.

The board of directors is satisfied that the executive officers of the company are dedicated to achieving significant improvements in the long-term financial performance of the company and the compensation policies and programmes implemented and administered have contributed and will continue to contribute towards achieving this goal.

Details on Change in Control Agreements between the company and certain executive directors are set out on page 24.

Executive directors are also eligible to participate in the company’s Executive Share Option Scheme and the 1997 Share Option Scheme.

IONA TECHNOLOGIES PLC

COMPENSATION REPORT ON BEHALF OF THE BOARD
for the year ended December 31, 2004 (Continued)

Share Option Schemes

The following is a brief description of the company’s share option schemes:

Executive Share Option Scheme

In May 1995, the company adopted the Executive Share Option Scheme, under which 1,125,000 Ordinary Shares were reserved for issuance. Options under the Executive Share Option Scheme may only be granted to the company’s directors and full-time employees or those of one of its subsidiaries and must have an exercise price that is not less than the par value of the Ordinary Shares. Options lapse when not exercised:

•	within seven years of the date of grant;

•	within twelve months after the death of an optionee; or

•	upon termination of the optionee’s employment for any reason, although the board of directors has discretion to delay lapse in individual cases.

As of December 31, 2004, an aggregate of 13,170 Ordinary Shares remained issuable upon the exercise of options outstanding and options available for grant under the Executive Share Option Scheme. Pursuant to the terms of the Executive Share Option Scheme, the company may not grant options under the scheme after May 19, 2005.

There are no performance criteria to be satisfied by directors with respect to exercising their options.

1997 Share Option Scheme

The company’s board of directors and shareholders approved the 1997 Share Option Scheme in 1997 and approved amendments in 1998, 2000 and 2001 to increase the number of Ordinary Shares reserved for issuance under the 1997 Share Option Scheme. The 1997 Share Option Scheme, as amended, provides for the issuance of up to 12,900,000 Ordinary Shares pursuant to share option grants to the group’s employees, consultants, directors and officers. Generally, under the 1997 Share Option Scheme, options are not transferable by the option holder except by will or by the laws of descent and distribution. Options granted under the 1997 Share Option Scheme expire ten years from the date of grant, or five years from the date of grant in the case of an incentive stock option granted to an employee holding more than 10% of the company’s total combined voting power.

IONA TECHNOLOGIES PLC

COMPENSATION REPORT ON BEHALF OF THE BOARD
for the year ended December 31, 2004 (Continued)

1997 Share Option Scheme (continued)

Subject to the provisions of the 1997 Share Option Scheme, the Compensation Committee has the authority to select the optionees and determine the terms of the options granted, including:

•	the number of shares subject to each option;

•	the date the option becomes exercisable;

•	the exercise price of the option (which in the case of an incentive stock option cannot be less than the market price of the Ordinary Shares as of the date of grant or, in the case of an employee holding more than 10% of the combined voting power of the company, 110% of the market price of the Ordinary Shares as of the date of grant); and

•	the duration of the option; and

•	the time, manner and form of payment upon exercise of an option.

As of December 31, 2004, an aggregate of 9,816,261 Ordinary Shares remain issuable upon the exercise of options outstanding and options available for grant under the 1997 Share Option Scheme.

1997 Director Share Option Scheme

The company’s board of directors and shareholders approved the 1997 Director Share Option Scheme in 1997 and approved an amendment in 2002 to increase the number of Ordinary Shares reserved for issuance under the 1997 Director Share Option Scheme from 250,000 to 500,000 shares. The 1997 Director Share Option Scheme provides for the automatic grant of options at periodic intervals to non-employee directors.

Under the 1997 Director Share Option Scheme, each of the company’s directors who is not also an employee or officer will automatically receive an option to purchase 30,000 Ordinary Shares on the date such person is first elected to the board of directors. In addition, each non-employee director will automatically receive (i) an option to purchase an additional 21,000 Ordinary Shares at the time of each annual meeting of shareholders at which such director is re-elected by rotation and (ii) an option to purchase an additional 3,000 Ordinary Shares at the time of each other annual meeting of shareholders following which such person will continue to serve as a director without re-election, provided, however, that such person has participated in no fewer than 75% of the meetings of the board of directors held in the period measured from the date of the previous annual meeting of shareholders and provided also that no option to purchase Ordinary Shares will be granted to a non-employee director unless at least one year has elapsed since the date on which the non-employee director was granted an option to purchase 30,000 Ordinary Shares on his or her first election to the board of directors.

IONA TECHNOLOGIES PLC

COMPENSATION REPORT ON BEHALF OF THE BOARD
for the year ended December 31, 2004 (Continued)

1997 Director Share Option Scheme (continued)

The exercise price per share for all options granted under the 1997 Director Share Option Scheme will be equal to the fair market value of the Ordinary Shares on the date of grant. All options granted under the 1997 Director Share Option Scheme are exercisable in three equal annual instalments, beginning on the date of grant of the option. The options accelerate and become exercisable in full, however, in the event the optionholder’s service on the board of directors ceases by reason of his or her death or permanent disability or in the event of an acquisition of the group. The term of each option will be for a period of ten years from the date of grant. As of December 31, 2004, an aggregate of 446,000 Ordinary Shares remain issuable upon the exercise of options outstanding and options available for grant under the 1997 Director Share Option Scheme.

1999 Employee Share Purchase Plan

In 1999, the company established an Employee Share Purchase Plan. In 2003, the company’s board of directors and shareholders approved an amendment to the 1999 Employee Share Purchase Plan to increase the number of the company’s Ordinary Shares issuable under the plan to 2,000,000. All of the company’s employees and employees of participating subsidiaries who are employed full-time for more than five months in any calendar year are eligible to participate. The purchase price per Ordinary Share for each payment period (a six-month period commencing February 1 and August 1 and ending July 31 and January 31, respectively, in each year) is the lesser of (i) 85% of the average market price of the company’s American Depositary Shares on the first business day of the payment period and (ii) 85% of the average market price of the company’s American Depositary Shares on the last business day of the payment period, in either event rounded up to the nearest US cent. In each payment period, an employee may authorise payroll deductions in an amount of not less than 1% but not more than 10% of the employee’s salary for participation in the 1999 Employee Share Purchase Plan.

Rights under the 1999 Employee Share Purchase Plan terminate on certain specified events including retirement, resignation and death. Once enrolled, an employee may withdraw from the 1999 Employee Share Purchase Plan (in whole but not in part) at any time prior to the last day of a six month payment period by delivering a written withdrawal notice to the company. An employee who has previously withdrawn must file a new authorisation at least ten days before the first day of the next payment period in which he or she wishes to participate. Unless terminated sooner, the 1999 Employee Share Purchase Plan terminates on June 9, 2009.

As of December 31, 2004, 1,096,984 shares had been issued under the 1999 Employee Share Purchase Plan.

Company’s Policy on Granting Share Options

Under the terms of the Executive Share Option Scheme and the 1997 Share Option Scheme, the Compensation Committee selects the eligible individuals who will receive options and determines the number of shares subject to each option granted. The number of shares subject to an employee’s option is determined by reference to a number of factors, including the employee’s position in the company, the employee’s length of service with the company, the employee’s performance over any applicable performance period and the importance to the company of retaining the employee for the longer term.

IONA TECHNOLOGIES PLC

COMPENSATION REPORT ON BEHALF OF THE BOARD
for the year ended December 31, 2004 (Continued)

Company’s Policy on Granting Share Options (continued)

The Compensation Committee does not exercise discretion with respect to the grant of options under the 1997 Director Share Option Scheme or the purchase of shares under the 1999 Employee Share Purchase Plan. The grant of options and purchase of shares is determined by the terms and conditions of each such scheme.

There are no performance criteria to be satisfied by directors with respect to exercising their options.

For details of the share options held by each director, please see pages 26 to 27.

Pensions

Pensions for directors are provided under a defined contribution pension plan. The total contribution paid for directors by the company under the defined contribution pension scheme for the year ended December 31, 2004 was US$42,567 (2003: US$39,939).

Individual contributions for the year ended 31 December 2004:

Name	US$

Dr. Christopher J. Horn	32,201
Dr. Seán Baker	10,366

Total	42,567

Change in Control Agreements

In February 2003, the board of directors adopted the Non-Executive Directors’ Change in Control Plan. Under this plan, if there is a change in control of the company, all of the unvested share options held by the non-executive directors will vest and they will receive additional fees equal to two times the fees payable to them for the year in which the change occurs or for the previous year, whichever is higher.

The company has entered into Change in Control Agreements with each of its executive officers. Under each of these agreements, if there is a change in control of the company and the surviving company does not assume the company’s share option plans or provide the executive officer with comparable substitute options, the executive officer’s unvested share options will vest. In addition, if the executive officer’s employment is terminated (i) without cause within the period beginning three months prior to the announcement of the change in control and ending two years after the change in control or (ii) by the executive officer for good reason within two years after the change in control, the executive officer’s unvested share options will vest and the executive officer will be entitled to continued health, vision and dental insurance benefits and a severance payment. The executive officer’s severance payment will equal two times the sum of the executive officer’s highest annual base salary during the period commencing immediately prior to the change in control through the date of termination and highest annual target bonus during the period commencing the calendar year prior to the change of control through the calendar year of the date of termination.

IONA TECHNOLOGIES PLC

COMPENSATION REPORT ON BEHALF OF THE BOARD
for the year ended December 31, 2004 (Continued)

Service contracts

No director has a service contract with a notice period in excess of one year and no director is entitled to compensation for termination which exceeds one year’s salary and benefits in kind, with the exception of Mr. Peter Zotto (see summary below).

Mr. Zotto entered into a service contract with the company dated April 14, 2005, the terms of which reflect the commitment he has made to the company. In connection with his service contract, Mr. Zotto became Chief Executive Officer and was appointed as a director until the 2005 Annual General Meeting, where the Board of Directors will recommend to the shareholders that Mr Zotto be elected as a director. Mr. Zotto’s initial employment term will be for three years, followed by successive one-year employment terms unless terminated in accordance with the service contract. Mr. Zotto is entitled to an annual base salary of US$320,000 and an annual bonus of up to US$224,000, based on the achievement of certain company and individual performance objectives.

If Mr. Zotto is terminated by the company other than for “Cause” or terminates his employment for “Good Reason”, each as defined in the service contract, he will be entitled to (a) payment of all “Accrued Obligations”, as defined in the service contract, (b) lump sum payment of 18 months of his base salary in effect at the termination date, (c) 150% of the target bonus payable to him and (d) immediate vesting of all unvested stock, stock options, awards and rights to the extent they would have become vested and exercisable if Mr. Zotto’s employment had continued to the date that is 18 months after the termination date. In the event Mr. Zotto is entitled to payments and benefits under his change in control agreement dated October 14, 2003, he shall not be entitled to receive any payments, severance or other benefits under the service contract, except for the payment of Accrued Obligations.

Neither Mr. Kevin Melia nor Mr. James Maikranz, who are subject to re-election at the forthcoming annual general meeting, has a written service contract with the company.

Dr. Seán Baker, who is subject to re-election at the forthcoming AGM, has a service contract with the company providing for eight weeks of termination by the company.

Details of Change in Control Agreements between the company and its directors are set out above.

IONA TECHNOLOGIES PLC

COMPENSATION REPORT ON BEHALF OF THE BOARD
for the year ended December 31, 2004 (Continued)

										Market
										price
	At	Granted	Expired	Exercised	Cancelled	At	Exercise	Date from		at date
Directors’ Share	January 1,	during	during	during	during	December 31,	price	which	Expiry	of exercise
Options	2004	year	year	year	year	2004	US$	exercisable	date	US$

Dr. Christopher	100	—	—	—	—	100	18.75	01/10/1999	01/10/2009	—
J. Horn	100	—	—	—	—	100	13.63	08/04/2000	08/04/2010	—

Dr. Seán Baker	19,700	—	—	—	—	19,700	1.99	15/05/2003	15/05/2013	—
	40,000	—	—	—	—	40,000	2.20	01/08/2004	01/08/2013	—
	—	15,000	—	—	—	15,000	7.33	10/02/2004	10/02/2014	—
	—	3,000	—	—	—	3,000	3.26	17/08/2004	17/08/2014	—

Kevin Melia	21,000	—	—	—	—	21,000	15.00	16/06/1999	16/06/2009	—
	12,250	—	—	—	—	12,250	15.00	16/06/1999	16/06/2009	—
	3,000	—	—	—	—	3,000	74.50	27/07/2000	27/07/2010	—
	3,000	—	—	—	—	3,000	31.15	18/07/2001	18/07/2011	—
	21,000	—	—	—	—	21,000	2.25	30/07/2002	30/07/2012	—
	3,000	—	—	—	—	3,000	3.16	09/09/2003	09/09/2013	—
	100,000	—	—	—	—	100,000	4.76	18/11/2003	18/11/2013	—
	—	21,000	—	—	—	21,000	3.42	18/08/2004	18/08/2014	—

Dr. Ivor Kenny	23,334	—	—	—	—	23,334	12.75	16/08/2000	16/08/2009	—
	3,000	—	—	—	—	3,000	74.50	27/07/2000	27/07/2010	—
	21,000	—	—	—	—	21,000	31.15	18/07/2001	18/07/2011	—
	3,000	—	—	—	—	3,000	2.25	30/07/2002	30/07/2012	—
	3,000	—	—	—	—	3,000	3.16	09/09/2003	09/09/2013	—
	—	21,000	—	—	—	21,000	3.42	18/08/2004	18/08/2014	—

IONA TECHNOLOGIES PLC

COMPENSATION REPORT ON BEHALF OF THE BOARD
for the year ended December 31, 2004 (Continued)

										Market
										price
	At	Granted	Expired	Exercised	Cancelled	At	Exercise	Date from		at date
Directors’ Share	January 1,	during	during	during	during	December 31,	price	which	Expiry	of exercise
Options	2004	year	year	year	year	2004	US$	exercisable	date	US$

John Conroy	30,000	—	—	—	—	30,000	43.15	08/05/2001	08/05/2011	—
	3,000	—	—	—	—	3,000	2.25	30/07/2002	30/07/2012	—
	21,000	—	—	—	—	21,000	3.16	09/09/2003	09/09/2013	—
	—	3,000	—	—	—	3,000	3.42	18/08/2004	18/08/2014	—

Francesco Violante	30,000	—	—	—	—	30,000	43.15	08/05/2001	08/05/2011	—
	3,000	—	—	—	—	3,000	2.25	30/07/2002	30/07/2012	—
	3,000	—	—	—	—	3,000	3.16	09/09/2003	09/09/2013	—
	—	21,000	—	—	—	21,000	3.42	18/08/2004	18/08/2014	—

William Burgess	30,000	—	—	—	—	30,000	3.27	22/01/2003	22/01/2013	—
	—	3,000	—	—	—	3,000	3.42	18/08/2004	18/08/2014	—

James Maikranz	30,000	—	—	—	—	30,000	33.80	18/06/2001	18/06/2011	—
	3,000	—	—	—	—	3,000	2.25	30/07/2002	30/07/2012	—
	3,000	—	—	—	—	3,000	3.16	09/09/2003	09/09/2013	—
	—	3,000	—	—	—	3,000	3.42	18/08/2004	18/08/2014	—

IONA TECHNOLOGIES PLC

COMPENSATION REPORT ON BEHALF OF THE BOARD
for the year ended December 31, 2004 (Continued)

Market Data

The market price of the company’s shares at December 31, 2004 was US$5.05, and the range during 2004 was US$2.50 to US$9.46.

Compensation of Directors

The following table sets out the compensation of the directors in accordance with the Listing Rules of the Irish Stock Exchange:

	2003	2004
	US$’000	US$’000
Executive Directors Salary and bonus	630	542
Pension contributions	40	43
Compensation for loss of office	370	—

	1,040	585

Number of executive directors	2	2

Non-executive Directors Fees – services as a director	477	459
Pension contributions	–	—

	477	459

Number of non-executive directors	6	6

Individual Compensation for the year ended December 31, 2004

			Directors’
Name	Basic salary	Bonus	fees	Total
	US$	US$	US$	US$

Kevin Melia	—	—	160,500	160,500
Dr. Christopher J. Horn	309,654	130,115	—	439,769
Dr. Seán Baker	101,983	—	—	101,983
William Burgess	—	—	63,000	63,000
John Conroy	—	—	60,000	60,000
Dr. Ivor Kenny	—	—	69,000	69,000
James D. Maikranz	—	—	49,500	49,500
Francesco Violante	—	—	57,000	57,000

TOTAL	411,637	130,115	459,000	1,000,752

IONA TECHNOLOGIES PLC

COMPENSATION REPORT ON BEHALF OF THE BOARD
for the year ended December 31, 2004 (Continued)

Individual Compensation for the year ended December 31, 2003

			Compensation
			for loss of	Directors’
	Basic salary	Bonus*	office	fees	Total
Name	US$	US$	US$	US$	US$

Kevin Melia	–	–	–	129,000	129,000
Dr. Christopher J. Horn (Note 1)	180,298	124,940	–	71,958	377,196
Barry S. Morris (Note 2)	164,184	–	370,370	–	534,554
Dr. Seán Baker	136,673	23,847	–	–	160,520
William Burgess	–	–	–	48,000	48,000
John Conroy	–	–	–	57,000	57,000
Dr. Ivor Kenny	–	–	–	66,000	66,000
James D. Maikranz	–	–	–	51,000	51,000
Francesco Violente	–	–	–	54,000	54,000

TOTAL	481,155	148,787	370,370	476,958	1,477,270

*	Includes US$139,940 paid in 2004.

Note 1:

On May 15, 2003, Mr. Barry S. Morris, who had been Chief Executive Officer and Director, resigned his position. At this time, Dr, Christopher J. Horn, who had been non-executive Chairman of the board of directors, resumed the position of Chief Executive Officer and Mr. Kevin Melia took office as non-executive Chairman of the board of directors. Therefore, during the year ended December 31, 2003, Dr. Christopher J. Horn was remunerated, on a pro-rata basis, as an executive director and a non-executive director.

Note 2:

Mr. Barry S. Morris resigned as Chief Executive Officer and Director on May 15, 2003. Mr. Morris was entitled to receive severance pay in an aggregate amount of US$370,370 which was payable in equal quarterly instalments during 2003 and 2004.

Special Remuneration

In 2004, Mr. Kevin Melia, who has served as non-executive Chairman of the Board since May 2003, received special remuneration in 2004 in the amount of US$84,000 for his service as the Chairman of the board. From January 2004 to May 2004, the non-executive Chairman of the board received fees of US$3,000 per month and US$1,500 per meeting attended for service on the board of directors, subject to an annual maximum of US$48,000. From June 2004 to December 2004, the non-executive Chairman of the board received fees of US$3,000 per month and US$3,000 per meeting attended for which he served as Chairman, subject to an annual maximum of US$72,000.

IONA TECHNOLOGIES PLC

COMPENSATION REPORT ON BEHALF OF THE BOARD
for the year ended December 31, 2004 (Continued)

Special Remuneration (continued)

Each non-executive director (other than the Chairman) received fees of US$3,000 per month and US$1,500 per meeting attended for service on the company’s board of directors, subject to an annual maximum of US$48,000 per person. Each committee chairman received US$3,000 per meeting of the committee of which he served as chairman, subject to an annual maximum of US$12,000 per person. Each committee member (other than the chairmen) received US$1,500 per committee meeting attended, subject to an annual per person maximum of US$6,000 per committee. All directors were reimbursed for reasonable out-of-pocket travel expenses incurred by them in attending meetings of the board of directors or committee meetings.

The company currently pays each non-executive director (other than the non-executive Chairman of the board) fees of US$3,000 per month and US$1,500 per meeting attended for service on the board of directors, subject to an annual maximum of US$48,000 per person.

In addition, the company pays the chairman of the Compensation Committee and the chairman of the Nominating and Corporate Governance Committee US$3,000 per meeting of the committee of which he served as chairman, subject to an annual maximum of US$12,000 per person. The company pays each Compensation Committee and Nominating and Corporate Governance member (other than the chairman) US$1,500 per committee meeting attended, subject to an annual per person maximum of US$6,000 per committee.

The company pays the chairman of the Audit Committee US$3,000 for each Audit Committee meeting at which he served as chairman, subject to an annual maximum of US$24,000 and the company pays the members of the Audit Committee US$1,500 per Audit Committee meeting attended, subject to an annual maximum of US$12,000 per person.

In addition to the non-executive director fees paid to the non-executive Vice Chairman of the board (US$3,000 per month and US$1,500 per meeting attended, subject to an annual maximum of US$48,000), the non-executive Vice Chairman of the board also received annual special remuneration of US$42,000 for serving as Vice Chairman of the board of directors.

IONA TECHNOLOGIES PLC

STATEMENT OF DIRECTORS’ RESPONSIBILITIES IN RESPECT OF THE FINANCIAL STATEMENTS

Irish company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and of the group and of the profit or loss of the group for that period. In preparing those financial statements, the directors are required to:

•	select suitable accounting policies and then apply them consistently;

•	make judgments and estimates that are reasonable and prudent;

•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company and the group will continue in business; and

•	comply with applicable accounting standards, subject to any material departures disclosed and explained in the financial statements.

The directors are responsible for keeping proper books of account which disclose with reasonable accuracy at any time the financial position of the company and which enable them to ensure that the financial statements are prepared in accordance with accounting standards generally accepted in Ireland and comply with the provisions of the Companies Acts, 1963 to 2003 and the European Communities (Companies: Group Accounts) Regulations, 1992. They are also responsible for safeguarding the assets of the company and the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF IONA TECHNOLOGIES PLC

We have audited the group’s financial statements for the year ended 31 December 2004 which comprise the Consolidated Balance Sheet, Consolidated Profit and Loss Account, Consolidated Statement of Changes in Shareholders’ Funds, Company Balance Sheet, Consolidated Statement of Cash Flows and the related notes 1 to 27. These consolidated financial statements have been prepared on the basis of the accounting policies set out therein.

This report is made solely to the company’s members, as a body, in accordance with Section 193 of the Companies Act, 1990. Our audit work has been undertaken so that we might state to the company’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the Annual Report, including the financial statements which are required to be prepared in accordance with applicable Irish law and accounting standards as set out in the Statement of Directors’ Responsibilities in relation to the financial statements.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, Auditing Standards issued by the Auditing Practices Board for use in Ireland and the United Kingdom and the Listing Rules of the Irish Stock Exchange.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Acts. We also report to you our opinion as to: whether proper books of account have been kept by the company; whether at the balance sheet date there exists a financial situation which may require the convening of an extraordinary general meeting of the company; and whether the information given in the directors’ report is consistent with the financial statements. In addition, we state whether we have obtained all the information and explanations necessary for the purposes of our audit and whether the company balance sheet is in agreement with the books of account.

We also report to you if, in our opinion, any information specified by law or the Listing Rules regarding directors’ remuneration and transactions with the group is not given and, where practicable, include such information in our report.

We review whether the Corporate Governance Statement reflects the company’s compliance with the nine provisions of the 2003 Financial Reporting Council’s Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group’s corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. This other information comprises the Directors’ Report and Compensation Report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Continued /...

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF IONA TECHNOLOGIES PLC (Continued)

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the company and of the group as at 31 December 2004 and of the profit of the group for the year then ended and have been properly prepared in accordance with the provisions of the Companies Acts, 1963 to 2003 and the European Communities (Companies: Group Accounts) Regulations, 1992.

We have obtained all the information and explanations we consider necessary for the purposes of our audit. In our opinion proper books of account have been kept by the company. The company balance sheet is in agreement with the books of account.

In our opinion the information given in the Directors’ report is consistent with the financial statements.

In our opinion the company balance sheet does not disclose a financial situation which, under Section 40(1) of the Companies (Amendment) Act, 1983, would require the convening of an extraordinary general meeting of the company.

Ernst & Young
Registered Auditors

Dublin

7 July 2005

IONA TECHNOLOGIES PLC

CONSOLIDATED BALANCE SHEET
(US dollars in thousands)

		December 31,
	Note	2003		2004
ASSETS
Fixed assets
Intangible assets	9	US$	709	US$	307
Tangible assets	10		6,265		4,851
Financial assets	12		50		50

			7,024		5,208

Current assets
Debtors	14		26,365		15,703
Investments	11		32,978		31,324
Cash at bank and in hand			19,926		25,096
Restricted cash	13		3,745		3,495

Total assets		US$	90,038	US$	80,826

LIABILITIES AND SHAREHOLDERS’ EQUITY
Capital and reserves
Redeemable Preference Shares, € 0.0025 par value:
101,250,000 shares authorised, none issued and outstanding		US$	—	US$	—
Ordinary Shares, € 0.0025 par value:
150,000,000 shares authorised. Issued and outstanding:
34,005,707 shares at December 31, 2003 and 34,803,601 shares at December 31, 2004			94		96
Share premium account			420,548		422,166
Other reserve			28,923		28,961
Profit and loss account			(416,453)		(416,261)

Shareholders’ funds (all equity interests)			33,112		34,962

Provisions for liabilities and charges	16		13,904		7,932

Creditors: amounts falling due within one year
Trade creditors			2,483		2,602
Other creditors including tax and social welfare	15		3,013		3,471
Accruals			13,616		10,680
Deferred income			23,910		21,179

			43,022		37,932

Total liabilities and shareholders’ equity		US$	90,038	US$	80,826

Approved by the Board on 7 July 2005

DR. CHRISTOPHER J. HORN
DR. SEÁN BAKER
Directors

IONA TECHNOLOGIES PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT
(US dollars in thousands except per share amounts)

		Year ended December 31,
	Note	2003		2004
Turnover — continuing activities	2	US$	74,190	US$	68,019
Cost of sales			(14,802)		(12,021)

Gross profit			59,388		55,998

Research and development			27,134		17,204
Distribution costs			41,500		29,526
Administrative expenses — normal	4		11,974		10,615
Administrative expenses — exceptional	4		23,796		(600)
Operating income — rental income			(908)		(1,542)

Total operating expenses			103,496		55,203

Group operating (loss) profit — continuing activities			(44,108)		795

Loss on disposal of tangible fixed assets			—		(50)
Interest receivable and similar income			575		388
Interest payable and similar charges	5		(92)		(102)
Net exchange gain (loss)			337		(273)

(Loss) profit on ordinary activities before taxation	6		(43,288)		758
Tax on (loss) profit on ordinary activities	7		(948)		(566)

(Loss) profit for the financial year			(44,236)		192
Loss brought forward at beginning of year			(372,217)		(416,453)

Loss carried forward at end of year		US$	(416,453)	US$	(416,261)

Basic (loss) earnings per Ordinary Share	8	US$	(1.33)	US$	0.01

Diluted (loss) earnings per Ordinary Share	8	US$	(1.33)	US$	0.01

There are no recognised gains or losses in either year other than the profit (2003: loss) attributable to shareholders of the company.

Approved by the Board on 7 July 2005

DR. CHRISTOPHER J. HORN
DR. SEÁN BAKER
Directors

IONA TECHNOLOGIES PLC

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ FUNDS
(US dollars in thousands)

	Shareholders’ funds
			Share						Total
	Ordinary		premium		Profit and		Other		shareholders’
	shares		account		loss account		reserve		funds
Balance at January 1, 2003	US$	91	US$	418,307	US$	(372,217)	US$	28,724	US$	74,905
Proceeds from issue of 844,920 Ordinary Shares of €0.0025 each on exercise of options		2		1,665		—		—		1,667
Proceeds from purchase of 325,819 Ordinary Shares of €0.0025 under the employee share purchase plan		1		576		—		—		577
Loss for year		—		—		(44,236)		—		(44,236)
Credits corresponding to stock compensation expensed		—		—		—		199		199

Balance at December 31, 2003	US$	94	US$	420,548	US$	(416,453)	US$	28,923	US$	33,112

IONA TECHNOLOGIES PLC

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ FUNDS (Continued)
(US dollars in thousands)

	Shareholders’ funds
			Share						Total
	Ordinary		premium		Profit and		Other		shareholders’
	shares		account		loss account		reserve		funds
Balance at January 1, 2004	US$	94	US$	420,548	US$	(416,453)	US$	28,923	US$	33,112
Proceeds from issue of 619,639 Ordinary Shares of €0.0025 each on exercise of options		1		1,225		—		—		1,226
Proceeds from purchase of 178,255 Ordinary Shares of €0.0025 under the employee share purchase plan		1		393		—		—		394
Profit for year		—		—		192		—		192
Credits corresponding to stock compensation expensed		—		—		—		38		38

Balance at December 31, 2004	US$	96	US$	422,166	US$	(416,261)	US$	28,961	US$	34,962

IONA TECHNOLOGIES PLC

COMPANY BALANCE SHEET
(US dollars in thousands)

		December 31,
	Note	2003		2004
ASSETS
Fixed assets
Intangible assets	9	US$	709	US$	307
Tangible assets	10		3,888		3,141
Financial assets	12		51,444		51,444

			56,041		54,892

Current assets
Debtors	14		46,732		50,236
Cash at bank and in hand			4,537		4,587

Total assets		US$	107,310	US$	109,715

LIABILITIES AND SHAREHOLDERS’ EQUITY
Capital and reserves
Redeemable Preference Shares, € 0.0025 par value:
101,250,000 shares authorised, none issued and outstanding		US$	—	US$	—
Ordinary Shares, € 0.0025 par value:
150,000,000 shares authorised. Issued and outstanding:
34,005,707 shares at December 31, 2003 and 34,803,601 shares at December 31, 2004			94		96
Share premium account			420,548		422,166
Other reserve			28,923		28,961
Profit and loss account			(419,542)		(420,443)

Shareholders’ funds (all equity interests)	17/18		30,023		30,780

Provisions for liabilities and charges	16		3,012		1,539

Creditors: amounts falling due within one year
Trade creditors			1,053		1,599
Due to subsidiary undertakings			60,002		64,329
Other creditors including tax and social welfare	15		2,899		3,081
Accruals			4,025		2,591
Deferred income			6,296		5,796

			74,275		77,396

Total liabilities and shareholders’ equity		US$	107,310	US$	109,715

Approved by the Board on 7 July 2004

DR. CHRISTOPHER J. HORN
DR. SEÁN BAKER
Directors

IONA TECHNOLOGIES PLC

CONSOLIDATED STATEMENT OF CASH FLOWS
(US dollars in thousands)

		Year ended December 31,
	Note	2003		2004
Net cash (outflow) inflow from operating activities	19	US$	(27,416)	US$	3,263

Returns on investments and servicing of finance
Interest received			590		526
Interest and similar charges paid			(92)		(102)

Net cash inflow from returns on investments and servicing of finance			498		424

Taxation
Taxes refunded (paid)			934		(609)

Capital expenditure and financial investment
Purchase of tangible fixed assets			(1,248)		(1,122)
Proceeds from sale of tangible fixed assets			112		4
Purchase of intangible assets			(110)		(176)

			(1,246)		(1,294)

Net cash (outflow) inflow before management of liquid resources and financing			(27,230)		1,784

Management of liquid resources	22		25,147		1,516

Financing
Issue of ordinary share capital			2,244		1,620

Net cash inflow from financing			2,244		1,620

Increase in cash	20	US$	161	US$	4,920

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004

1.	ORGANISATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Organisation

IONA Technologies PLC (the “company”) is organised as a public limited company under the laws of Ireland. IONA Technologies PLC and its subsidiaries, all of which are wholly owned (collectively, the “group”), operate in one market segment: enterprise integration software. The group also provides professional services, consisting of customer consulting and training and, to a limited extent, product customisation and enhancement, as well as customer technical support. The group’s major customers, based on revenues earned, are corporate information technology departments of U.S. businesses. The group also earns significant revenues from similar customers in European countries and the rest of the world.

(b)	Basis of presentation and principles of consolidation

The accompanying consolidated financial statements are prepared under the historical cost convention, as modified by the revaluation of investments held as current assets in accordance with generally accepted accounting principles in the Republic of Ireland and include the company and its wholly-owned subsidiaries after eliminating all material inter-company transactions and balances. The results of acquired businesses and entities are included from the date of acquisition.

(c)	Foreign currency translation

The US dollar is the functional currency for the company and the company’s subsidiaries. Gains and losses arising on the remeasurement into US dollars of amounts denominated in foreign currencies are included in the consolidated profit and loss account for the year.

(d)	Revenue recognition

The group’s revenue is derived from product license fees and charges for services. The group follows the revenue recognition criteria of Statement of Position 97-2, “Software Revenue Recognition”, as amended by SOP 98-4 and SOP 98-9, issued by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants and related interpretations (collectively, “SOP 97-2”) which is consistent with the requirements of Application Note G — “Revenue Recognition” to FRS 5 “Reporting the substance of transactions” issued by the Accounting Standards Board. Under the terms of SOP 97-2 where an arrangement to deliver software does not require significant production, modification or customisation, the group recognises software revenues when all of the following criteria are met:

•	persuasive evidence of an arrangement exists;

•	delivery has occurred;

•	fee is fixed or determinable; and

•	collectibility is probable.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 (Continued)

1.	ORGANISATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)	Revenue recognition (continued)

For arrangements with multiple elements, the group allocates revenue to each element of a transaction based upon its fair value as determined by “vendor specific objective evidence”. Vendor specific objective evidence of fair value for each element of an arrangement is based upon the normal pricing and discounting practices for each element when sold separately, including the renewal rate for support services.

If the group cannot objectively determine the fair value of any undelivered element included in the multiple element arrangement, the group defers revenue until all elements are delivered, services have been performed, or until fair value can be objectively determined. When the fair value of a delivered element cannot be established, the group uses the residual method to record license revenue, provided the fair value of all undelivered elements is determinable. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognised as revenue.

The group assesses whether fees are fixed or determinable at the time of sale and recognises revenue if all other revenue recognition requirements are met. The group’s standard payment terms are net 30 days; however, terms may vary based on the country in which the agreement is executed. Payments that extend beyond 30 days from the contract date but that are due within twelve months are generally deemed to be fixed or determinable based on the group’s successful collection history on such arrangements, and thereby satisfy the required criteria for revenue recognition.

Revenue for consulting services is generally recognised as the services are performed. Revenue from royalty arrangements in excess of guaranteed amounts are recognised upon notification of such royalties payable by the customer.

(e)	Cost of sales

Cost of sales includes the costs of products and services. Cost of product sales includes shipping, handling, materials (such as diskettes, packaging and documentation) and the portion of development costs associated with product development arrangements. Cost of service sales includes the salary costs of personnel engaged in consultancy, training and technical support, and telephone and other support costs.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 (Continued)

1.	ORGANISATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)	Research and development

Research and development expenditures are generally charged to the profit and loss account as incurred. Software development costs subsequent to the establishment of technological feasibility are considered capitalisable. Based on the group’s product development process, technological feasibility is established upon completion of a working model. Development costs incurred by the group between completion of the working model and the point at which the product is ready for general release have been insignificant.

(g)	Tangible fixed assets

Tangible fixed assets are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method to write off the cost of tangible fixed assets over their expected useful lives as follows:

Equipment	3 to 5 years
Fixtures and fittings	3 to 10 years

Reviews are regularly performed to determine whether facts or circumstances exist which indicate the carrying value of tangible fixed assets may be impaired.

(h)	Investments

Investments, classified as current assets, consist of commercial paper, corporate bonds and US government agency securities. They are reported at market value, with realised and unrealised gains and losses included in the consolidated profit and loss account for the year. This treatment is a departure from Irish Company Law, which stipulates that unrealised gains and losses be credited or debited to a revaluation reserve. Unrealised losses of US$104,000 and US$97,000 were included in the profit and loss account for the years ended December 31, 2003 and 2004, respectively. In the opinion of the board, this treatment, which is consistent with US Statement of Financial Accounting Standard (SFAS) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, is necessary to present a true and fair view.

(i)	Goodwill

Goodwill is the difference between the cost of an acquired entity and the aggregate of the fair values of the entity’s identifiable assets and liabilities. Goodwill is amortised to the profit and loss account on a straight line basis over its estimated useful economic life.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 (Continued)

1.	ORGANISATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)	Goodwill (continued)

Reviews are regularly performed to determine whether facts or circumstances exist which indicate that the carrying value of goodwill is impaired. As a result of this assessment in 2002, goodwill was deemed to be fully impaired.

(j)	Intangible fixed assets

Capitalised software development costs relate to the purchase of software code or technology, which have reached technological feasibility. These costs will be written off on a straight-line basis over their useful economic lives of three to four years.

Reviews are regularly performed to determine whether facts or circumstances exist which indicate that the carrying value of capitalised software development costs are impaired.

(k)	Defined contribution pension plan

The group sponsors and contributes to a defined contribution pension plan for certain employees and directors. The group’s annual contributions are charged to the profit and loss account in the period to which they relate.

(l)	Concentration of credit risk

The group sells its products to companies in various industries throughout the world. The group maintains provisions for potential credit losses. To date losses have been within management’s expectations. The group had an allowance for doubtful accounts of approximately US$1,093,000 and US$1,073,000 at December 31, 2003 and 2004 respectively. The group generally requires no collateral from its customers.

(m)	Deferred taxation

Deferred tax is recognised, using the liability method, in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more, or a right to pay less or to receive more, tax in the future, with the following exceptions:

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 (Continued)

1.	ORGANISATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m)	Deferred taxation (continued)

(i)	Provision is made for tax on gains arising from the revaluation (and similar fair value adjustments) of fixed assets, and gains on disposal of fixed assets that have been rolled over into replacement assets, only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets and charged to tax only where the replacement assets are sold;

(ii)	Provision is made for deferred tax that would arise on remittance of the retained earnings overseas subsidiaries, only to the extent that, at the balance sheet date, dividends have been accrued as receivable;

(iii)	Deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

(n)	Employment grants

Employment grants are credited to the profit and loss account and offset against the related payroll expense in two equal instalments, the first on the creation of the job and the second on the first anniversary thereof.

(o)	Leased assets

Rentals in respect of operating leases are charged to the profit and loss account as incurred.

(p)	Discounts on share options

In accordance with the requirements of UITF Abstract 17, “Employee Share Schemes”, discounts on share options granted to employees and directors under the Company’s Share Option Schemes, representing the difference between the market value of the shares at the date of grant of the option and the option price, are recognised in the profit and loss account on a straight line basis over the vesting period. The corresponding credit is reported in “Other Reserve”.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 (Continued)

1.	ORGANISATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(p)	Discounts on share options (continued)

Where future service is a requirement to vest options exchanged in an acquisition, that portion of the intrinsic value of the option at the acquisition date that the future service period bears to the total vesting period is regarded as compensation for services rather than as part of the cost of acquisition and is expensed on a straight line, tranche by tranche basis, over the expected future service periods with the corresponding credit reported in “Other Reserve.”

(q)	Acquisitions

Turnover and results of acquired undertakings are consolidated in the group profit and loss account from the date on which control over the operating and financial decisions is obtained. The aggregate purchase price plus related expenses are allocated to acquired assets and liabilities at their estimated fair values at the date of acquisition based primarily on an independent valuation.

(r)	Derivatives and financial instruments

At present, the group does not enter into forward foreign currency contracts or other derivative instruments as the related exposures are not material to the group and do not warrant such complexity.

(s)	Financial fixed assets

Financial fixed assets are stated at cost less provision for impairment.

2.	SEGMENTAL INFORMATION

Turnover represents the amounts derived from the provision of products and services which fall within the group’s ordinary activities, all of which are continuing, stated net of value added tax.

The group operates in one market segment: enterprise integration software. The following is a summary of turnover, operating profit and net assets within geographic areas:

	2003	2004
	US$’000	US$’000
Amount of turnover by class of activity
Computer consultancy, training and support	38,453	37,284
Software products	35,737	30,735

	74,190	68,019

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 (Continued)

2. SEGMENTAL INFORMATION (Continued)

	2003	2004
	US$’000	US$’000

Amount of turnover by market
Americas	38,338	34,860
Europe	24,657	22,804
Rest of world	11,195	10,355

	74,190	68,019

Turnover by market supplied and by origin are not materially different.

	2003	2004
	US$’000	US$’000

Operating (loss) profit
Americas	(857)	1,019
Europe	(42,823)	(338)
Rest of world	(428)	114

	(44,108)	795

Net assets (liabilities)
Americas	(19,567)	(18,567)
Europe	60,289	61,053
Rest of world	(7,610)	(7,524)

	33,112	34,962

3.	EMPLOYEES

	2003	2004
	Number	Number

The average number of persons employed by the group, by department, during the year was as follows:

Finance, legal, administration and IT	66	53
Product development	150	125
Sales and marketing	151	111
Services	75	56

	442	345

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 (Continued)

3.	EMPLOYEES (Continued)

	2003	2004
	US$’000	US$’000

The staff costs comprise:
Wages and salaries	50,657	37,331
Social welfare costs	6,607	4,673
Pension costs	1,433	1,066

	58,697	43,070

4.	ADMINISTRATIVE EXPENSES

	2003	2004
	US$’000	US$’000

Administrative expenses comprise the following:
General and administrative expenses	11,245	10,037
Amortisation of intangible assets	729	578

	11,974	10,615

Exceptional administrative expenses comprise the following:
Restructuring costs	20,525	—
Adjustment of acquisition liabilities	—	(600)
Impairment of capitalised software development costs	80	—
Impairment of tangible fixed assets	3,191	—

	23,796	(600)

Restructuring

During 2003, the company’s board of directors approved restructuring plans to streamline its cost structure. These restructuring plans included a reduction in workforce, the closure and consolidation of office space, and other related costs. Total restructuring costs of US$20,525,000 were recorded related to this initiative.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 (Continued)

4.	ADMINISTRATIVE EXPENSES (Continued)

Restructuring (continued)

During 2004, the group recorded a charge of US$560,000 for severance and benefit costs related to cost reduction actions for eight sales employees. Also during 2004, the group released US$560,000 million of a restructuring accrual related to severance and benefit costs from a previous restructuring, based on the final payments for such severance and benefits.

Amounts of restructuring costs remaining accrued at December 31, 2004 of US$7,932,000 relate to remaining separation and facility closure and consolidation costs. The company expects cash outlays of US$5,517,000 will be made in the next twelve months, with the remaining cash outlays of US$2,415,000 to be made through to the end of 2013.

The group made certain estimates and assumptions in assessing the amount accrued for excess facilities arising from these restructurings. The charge was calculated by taking into consideration (1) the committed annual rental charge associated with the vacant square footage, (2) an assessment of the sublet rents that could be achieved based on current market conditions, vacancy rates and future outlook, (3) an assessment of the period of time the facility would remain vacant before being sub-let, (4) an assessment of the percentage increase in the primary lease rent at each review, and (5) the application of a discount rate of 4% over the remaining period of the lease or break clause.

Adjustment of acquisition liabilities

In October 2004, the group received US$600,000 from the group’s insurers in connection with the favourable resolution of an acquisition contingency, relating to litigation costs, which resulted in the recognition of US$600,000 of income.

Impairment of capitalised software development costs

In October 2003, as a result of unfavourable market conditions and changes in the company’s product strategy, the company completed an impairment review and assessment of the carrying values of its capitalised software development costs (as required by FRS 11). It was determined that the carrying values of these capitalised software development costs exceeded their recoverable amounts resulting in the company recording non-cash impairment losses of US$80,000. The impairment loss represents the amount by which the carrying value of capitalised software development cost exceeded its estimated recoverable amount, as certain technology was eliminated from the company product suite and the company ceased to have further use for the capitalised development costs.

Impairment of tangible fixed assets

In 2003, the group recorded a US$3,191,000 (company — US$1,231,000) charge, net of cash received of US$112,000, for the impairment of tangible fixed assets and related costs, for fixed assets no longer in use in 2003, as a result of restructuring activities in 2003.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 (Continued)

5.	INTEREST PAYABLE AND SIMILAR CHARGES

	2003	2004
	US$’000	US$’000

Bank charges
	92	102

6.	(LOSS) PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION

	2003		2004
	US$’000		US$’000

The (loss) profit on ordinary activities before taxation is stated after charging (crediting):
Depreciation	4,667		2,482
Amortisation of capitalised software development costs	729		578
Adjustment of acquisition liabilities	—		(600)
Impairment of capitalised software development costs	80		—
Impairment of tangible fixed assets	3,191		—
Directors’ remuneration, including pensions	1,517	*	1,044
Auditors’ remuneration:
Audit fees	390		405
Audit-related fees	54		25
Tax fees	445		264
Discounts on share options expensed	199		38

*	Includes US$139,940 paid in 2004.

A separate profit and loss account for IONA Technologies PLC (the “company”) has not been prepared because the conditions laid down in Section 3(2) of the Companies (Amendment) Act, 1986 have been complied with. The amount of the loss dealt with in the parent undertaking was US$901,000 (2003: US$46,379,000).

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 (Continued)

7. TAX ON (LOSS) PROFIT ON ORDINARY ACTIVITIES

	2003	2004
	US$’000	US$’000

Current tax:
Ireland	392	92
Foreign taxation	556	474

Tax on (loss) profit on ordinary activities	948	566

The tax assessed for the year differs from the amount computed by applying the standard rate of corporation tax in the Republic of Ireland (12.5 per cent) to the (loss) profit on ordinary activities before taxation. The sources and tax effects of the differences are explained below:

	2003	2004
	US$’000	US$’000

(Loss) profit on ordinary activities before tax	(43,288)	758

(Loss) profit on ordinary activities multiplied by effective tax rate of 12.5% (2003: 12.5%)	(5,411)	95

Effect of:
Expenses not deductible	524	324
(Loss) income subject to different tax rates	(142)	405
Loss not subject to tax	(59)	(37)
Manufacturing relief	1,047	25
Other timing differences	37	(66)
Unutilised losses	4,952	192
Utilised losses	—	(372)

Current tax charge for the year	948	566

Deferred tax:

The group has significant trading losses carried forward at year end, the impact of which may serve to maintain, or potentially reduce, the group’s annual effective tax rate in future years as well as providing cashflow benefits regarding the timing of tax payments. The utilisation of these net operating losses carried forward is limited to future profitable operations of the group in related tax jurisdictions in which such losses arose.

At December 31, 2004, the group had a net operating loss carryforward of approximately US$107,500,000 for U.S. federal and state income tax purposes which will expire in the tax years 2011 through 2024 if not previously utilised. Utilisation of the U.S. net operating loss carryforward may be subject to an annual limitation due to the change in ownership rules provided by the Internal Revenue Code of 1986. This limitation and other restrictions provided by the Internal Revenue Code of 1986 may reduce the net operating loss carryforward such that it would not be available to offset future taxable income of the U.S. subsidiaries.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 (Continued)

7.	TAX ON LOSS ON ORDINARY ACTIVITIES (Continued)

Deferred tax: (continued)

At December 31, 2004, the group also had net operating loss carryforwards totalling approximately US$117,600,000 for Irish income tax purposes that carry forward indefinitely.

At December 31, 2004, the group also had net operating loss carryforwards totalling approximately US$2,900,000 for Australian income tax purposes which carry forward indefinitely.

No deferred tax asset is recognised in respect of net operating losses carried forward because of the history of operating losses in related tax jurisdictions.

8.	(LOSS) EARNINGS PER ORDINARY SHARE

Basic and diluted (loss) earnings per share are calculated in accordance with Financial Reporting Standard No. 14, “Earnings per Share”.

The following sets forth the computation of basic and diluted (loss) earnings per Ordinary Share:

	2003		2004
	US$’000		US$’000
Numerator
Numerator for basic and diluted (loss) earnings per Ordinary Share — (loss) earnings for the financial year		(44,236)		192

Denominator		’000		’000
Denominator for basic and diluted (loss) earnings per share — weighted-average Ordinary Shares

Basic		33,335		34,570
Effect of employee stock options		—		1,763

Diluted		33,335		36,333

Basic (loss) earnings per Ordinary Share	US$	(1.33)	US$	0.01

Diluted (loss) earnings per Ordinary Share	US$	(1.33)	US$	0.01

In 2003, the effect of employee stock options has not been included in the computation of diluted earnings per Ordinary Share as to do so would have been antidilutive. The weighted average number of options outstanding for the years ended December 31, 2003 and 2004 was 3,063,236 and 5,030,929 respectively.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 (Continued)

9.	INTANGIBLE FIXED ASSETS

	Capitalised
	software
	development
	costs	Goodwill	Total
	US$’000	US$’000	US$’000

GROUP
Cost
At January 1, 2004	54,104	301,934	356,038
Additions	176	—	176

At December 31, 2004	54,280	301,934	356,214

Amortisation
At January 1, 2004	53,395	301,934	355,329
Charge for year	578	—	578

At December 31, 2004	53,973	301,934	355,907

Net book value
At December 31, 2004	307	—	307

At January 1, 2004	709	—	709

COMPANY
Cost
At January 1, 2004	26,860	14,608	41,468
Additions	176	—	176

At December 31, 2004	27,036	14,608	41,644

Amortisation
At January 1, 2004	26,151	14,608	40,759
Charge for year	578	—	578

At December 31, 2004	26,729	14,608	41,337

Net book value
At December 31, 2004	307	—	307

At January 1, 2004	709	—	709

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 (Continued)

10.	TANGIBLE FIXED ASSETS

		Fixtures
	Equipment	and fittings	Total
	US$’000	US$’000	US$’000
GROUP
Cost
At January 1, 2004	13,852	6,783	20,635
Additions	630	492	1,122
Disposals	(67)	—	(67)

At December 31, 2004	14,415	7,275	21,690

Depreciation
At January 1, 2004	10,629	3,741	14,370
Charge for year	1,741	741	2,482
Disposals	(13)	—	(13)

At December 31, 2004	12,357	4,482	16,839

Net book amounts
At December 31, 2004	2,058	2,793	4,851

At January 1, 2004	3,223	3,042	6,265

COMPANY
Cost
At January 1, 2004	7,151	5,192	12,343
Additions	383	299	682

At December 31, 2004	7,534	5,491	13,025

Depreciation
At January 1, 2004	5,578	2,877	8,455
Charge for year	962	467	1,429

At December 31, 2004	6,540	3,344	9,884

Net book amounts
At December 31, 2004	994	2,147	3,141

At January 1, 2004	1,573	2,315	3,888

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 (Continued)

11.	INVESTMENTS

	2003	2004
	US$’000	US$’000
GROUP
Commercial paper	11,591	8,154
Corporate bonds	5,980	3,912
US government agency securities	15,407	19,258

	32,978	31,324

12.	FINANCIAL FIXED ASSETS

	2003	2004
	US$’000	US$’000
GROUP
Shares in unrelated undertaking-unlisted at cost
At beginning and end of year	50	50

	2003	2004
	US$’000	US$’000
COMPANY
Shares in group undertakings	51,394	51,394
Shares in unrelated undertaking-unlisted at cost	50	50

	51,444	51,444

At December 31, 2004, the company had the following wholly owned subsidiary undertakings. All shareholdings are in Ordinary Shares:

	Nature of	Registered
Name	business	office

IONA Technologies Inc.	Supply of computer software and support, training and consultancy	200 West Street, Waltham, Massachusetts 02451, United States of America.

IONA Technologies Asia Pacific Pty Ltd	Supply of computer software and support, training and consultancy	c/o Moore Stephens PMN, Level 6, 460 Church Street, Parramatta, NSW 2150, Australia.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 (Continued)

12.	FINANCIAL FIXED ASSETS (continued)

	Nature of	Registered
Name	business	office

IONA Technologies Finance	Investment and finance company	PO Box 309, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies.

IONA Technologies China Limited	Sale of software products, support, training and consultancy	2203-2206 Pioneer Centre, 750 Nathan Road, Kowloon, Hong Kong.

IONA Technologies GmbH	Sale of software products, support, training and consultancy	Brunnenweg 7, D-64331 Weiterstadt, Germany.

IONA Technologies UK Limited	Sale of software products, support, training and consultancy	125 Wharfedale Road, Winnersh Triangle, Wokingham, Berkshire RG41 5RB, England.

IONA Technologies SARL	Sale of software products, support, training and consultancy	7 Place de la Defense, Courbevoie, 92400, France.

IONA Technologies Singapore PTE Limited	Sale of software products, support, training and consultancy	65 Chulia Street, #43-08 OCBC, Centre, Singapore 049513.

IONA Technologies Japan	Sale of software products, support, training and consultancy	Akaska Sanchome Bldg, 7F 3-12-16, Akaska, Minato-ku, Tokyo 107-0052, Japan.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 (Continued)

12.	FINANCIAL FIXED ASSETS (continued)

	Nature of	Registered
Name	business	office

IONA Technologies Italia S.R.L.	Sale of software products, support, training and consultancy	Largo Richini, 6, 20122 Milano, Italy.

IONA Technologies (Suisse) SA	Sale of software products, support, training and consultancy	c/o Dr. Petere, Neuenschwander, Lowenstrasse 61, 8001 Zurich, Switzerland.

IONA Technologies (Belgium) SA	Sale of software products, support, training and consultancy	Avenue Marcel Thirty 204, 1200 Bruxelles, Belgium.

IONA Technologies Netherlands BV	Sale of software products, support, training and consultancy	Drantestraat 20, 1083 HK, Amsterdam, The Netherlands.

Genesis Development Corporation	Dormant	200 West Street, Waltham, Massachusetts 02451, United States of America.

IONA Research (Ireland) Limited	Dormant	The IONA Building, Shelbourne Road, Dublin 4.

Orbix Limited	Dormant	The IONA Building, Shelbourne Road, Dublin 4.

Object-Oriented Concepts, Inc.	Sale of software products, support, training and consulting	200 West Street, Waltham, Massachusetts 02451, United States of America.

Netfish Technologies, Inc.	Consulting services	200 West Street, Waltham, Massachusetts 02451, United States of America.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 (Continued)

12.	FINANCIAL FIXED ASSETS (continued)

	Nature of	Registered
Name	business	office

Netfish Technologies Europe Limited	Dormant	125 Wharfedale Road, Winnersh Triangle, Wokingham, Bekshire RG41 5RB, England.

IONA Technologies Spain, S.L.	Sale of software products, support, training and consulting	C/Orense, 85 Edificio Lexington, 208029, Madrid, Spain.

IONA Technologies Korea Limited	Sale of software products, support, training and consulting	ASEM Tower 30th Floor, 159-1 Samsung-dong, Kangnam-Ku, Seoul, Korea.

Object-Oriented Concepts Canada, Inc.	Provision of engineering services	Regatta Plaza II, 1st Floor, 84-86 Elizabeth Avenue, St John’s, NF, A1A 1W7, Canada.

Object-Oriented Concepts PTY Limited	Dormant	c/o Moore Stephens PMN, Level 6, 460 Church Street, Parramatta, NSW 2150, Australia.

Object-Oriented Concepts GmbH	Dormant	Amalienstrasse 81-87, 76133 Karlsruhe, Germany.

Genesis Development S.R.L.	Dormant	Via Duchessa, 1083 Torino, Italy.

IONA Government Technologies, Inc	Dormant	11465 Sunset Hills Road, Suite 410, Reston, VA 20190 United States of America.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 (Continued)

13.	RESTRICTED CASH

The group has approximately US$3,495,000 (2003: US$3,745,000) in restricted cash deposits with Citizens Bank which includes US$495,000 of annual renewable letter of credit facilities for certain leased facilities and US$3,000,000 payable upon demand for use towards satisfaction of amounts owed to a previous landlord. Should the group not renew these letter of credit facilities or default on its rental obligations, US$495,000 will be payable to the lessors.

14.	DEBTORS

	2003	2004
	US$’000	US$’000

GROUP
Debtors- amounts falling due within one year:

Trade Debtors	23,255	12,912
Prepayments and accrued income	3,010	2,791

	26,265	15,703

Debtors- amounts falling due after more than one year:

Trade Debtors	100	—

Total	26,365	15,703

COMPANY
Debtors- amounts falling due within one year:

Trade Debtors	8,120	6,046
Prepayments and accrued income	1,473	774
Due from subsidiary undertakings, net of provision of US$7,095,000 (2003: US$7,095,000) for uncollectible amounts	37,139	43,416

	46,732	50,236

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 (Continued)

15.	TAXATION CREDITORS

	2003	2004
	US$’000	US$’000
GROUP
Corporation tax	2,588	2,770
Foreign taxation	114	390
PAYE and PRSI	311	311

	3,013	3,471

COMPANY
Corporation tax	2,588	2,770
PAYE and PRSI	311	311

	2,899	3,081

16.	PROVISIONS FOR LIABILITIES AND CHARGES

	Employee
	severance and	Consolidation
	benefits	of facilities	Total
	US$’000	US$’000	US$’000
GROUP
Provision at January 1, 2004	2,864	11,040	13,904
Restructuring charge during year ended December 31, 2004 (Note 4)	560	—	560
Amounts paid	(2,503)	(3,469)	(5,972)
Adjustments in estimates (Note 4)	(560)	—	(560)

Provision at December 31, 2004	361	7,571	7,932

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 (Continued)

16.	PROVISIONS FOR LIABILITIES AND CHARGES (Continued)

GROUP (continued)

The group expects cash outlays of US$5,517,000 will be made in the next twelve months, with the remaining cash outlays of US$2,415,000 to be made through the end of 2013.

	Employee
	severance and	Consolidation
	benefits	of facilities	Total
	US$’000	US$’000	US$’000

COMPANY Provision at January 1, 2004	717	2,295	3,012
Restructuring charge during year ended December 31, 2004	491	—	491
Amounts paid	(431)	(1,042)	(1,473)
Adjustments in estimates	(491)	—	(491)

Provision at December 31, 2004	286	1,253	1,539

The company expects cash outlays of US$828,000 will be made in the next twelve months, with the remaining cash outlays of US$711,000 to be made through the end of 2013.

17.	SHAREHOLDERS’ FUNDS

Redeemable preference shares and shareholders’ equity

The company’s authorised share capital is divided into Ordinary Shares of €0.0025 par value per share and Redeemable Preference Shares (“Preference Shares”) of €0.0025 par value per share.

The Preference Shares confer on the holders thereof the right to receive notice of and to attend all general meetings of the company but not the right to vote on any resolution proposed therefor. They confer on the holders thereof the right to be paid out of the profits available for distribution, in priority to any payment of dividend on any other class of shares in the company, a fixed cumulative preference dividend at a rate of 6% per annum on the amount paid up on the Preference Shares.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 (Continued)

17.	SHAREHOLDERS’ FUNDS (continued)

Upon winding up of the company, the Preference Shares confer upon the holders thereof the right to repayment of the capital paid thereon, together with payment of all arrears of preferential dividend, whether declared or not, to the date of redemption of the Preference Shares in priority to payment of any dividend or repayment of capital to the holders of the Ordinary Shares in the capital of the company. Such Preference Shares do not, however, confer upon the holders thereof any further rights to participate in the assets of the company.

Share option schemes

The company has three principal schemes. The company’s Executive Share Option Scheme has authorised the grant of options to management personnel for up to 1,125,500 shares of the company’s Ordinary Shares. All options granted have seven year terms and generally vest in equal instalments on each of the first, second, third and fourth anniversaries of the date of grant.

The 1997 Share Option Scheme provides for the grant of share options to employees, consultants, directors and officers of the company up to 2,250,000 of the company’s Ordinary Shares. In 1998, the company’s board of directors and shareholders approved an amendment to the 1997 Share Option Scheme, providing for an increase in the number of Ordinary Shares that may be issued under the 1997 Share Option Scheme to an aggregate of 4,750,000 and further amendments in 2000 and 2001 increased this to 8,900,000 and 12,900,000 respectively.

Options granted under the 1997 Share Option Scheme expire ten years from the date of grant, or five years from the date of grant in the case of incentive stock options issued to employees holding more than 10% of the total combined voting power of the company.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 (Continued)

17.	SHAREHOLDERS’ FUNDS (continued)

Share option schemes (continued)

The 1997 Director Share Option Scheme provides for the grant of options to purchase a maximum of 250,000 Ordinary Shares of the company to non-employee directors of the company. Under the 1997 director share option scheme, each of the directors who is not also an employee or officer will automatically receive an option to purchase 30,000 ordinary shares on the date such person is first elected to the board of directors. In addition, each such director, as well as any other director who is not also an employee or officer, will automatically receive (1) an option to purchase an additional 21,000 Ordinary Shares at the time of each annual general meeting at which such director is re-elected for a three-year term and (2) an option to purchase an additional 3,000 Ordinary Shares at the time of each other annual general meeting after the first anniversary of such director’s initial award, provided, however, that such person has continuously served as a non-employee director during such period. However, a continuing non-employee director will not be automatically granted an option under the 1997 Director Share Option Scheme if he has attended fewer than 75% of the Meetings of the board of directors held during the previous year. The exercise price per share for all options granted under the 1997 Director Share Option Scheme will be equal to the fair market value of the Ordinary Shares on the date of grant. All options granted under the 1997 Director Share Option Scheme are exercisable in three equal annual instalments, assuming such director satisfies specified requirements. The term of each option is for a period of ten years from the date of grant.

In July 2002, the board of directors and shareholders approved an amendment to the 1997 Director Share Option Scheme to increase the number of Ordinary Shares issuable under that scheme from 250,000 to 500,000 shares.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 (Continued)

17.	SHAREHOLDERS’ FUNDS (continued)

Share option schemes (continued)

A summary of the company’s stock option activity and related information for the years ended December 31, 2003 and 2004 is as follows:

		Weighted		Weighted
		average		average
		exercise		exercise
	Options	price	Options	price
	2003	2003	2004	2004
	Number	US$	Number	US$

Outstanding at beginning of year	820,994	14.57	4,103,777	3.87
Granted	5,817,534	2.19	3,075,250	5.54
Forfeitures/cancellations	(1,689,831)	4.21	(954,049)	4.22
Exercised	(844,920)	1.98	(619,639)	2.09

Outstanding at end of year	4,103,777	3.87	5,605,339	4.93

Exercisable at end of year	1,171,027	7.55	1,836,493	6.41

Exercise prices for options outstanding as of December 31, 2004 ranged from US$0.32 to US$74.50 per share.

Employee share purchase plan

In August 1999, the company established an Employee Share Purchase Plan, the terms of which allow for qualified employees (as defined) to participate in the purchase of designated shares of the company’s Ordinary Shares at a price equal to the lower of 85% of the closing price at the beginning or end of each semi-annual stock purchase period. As of December 31, 2003 and 2004, 823,221 and 1,001,476 shares of Ordinary Shares have been issued under the plan, respectively.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 (Continued)

18.	RECONCILIATION OF MOVEMENT IN SHAREHOLDERS’ FUNDS COMPANY

(US dollars in thousands)

	Shareholders’ funds
			Share						Total
	Ordinary		premium		Profit and		Other		shareholders’
	shares		account		loss account		reserve		funds
Balance at January 1, 2003	US$	91	US$	418,307	US$	(373,163)	US$	28,724	US$	73,959
Proceeds from issue of 844,920 Ordinary Shares of €0.0025 each on exercise of options		2		1,665		—		—		1,667
Proceeds from purchase of 325,819 Ordinary Shares of €0.0025 under the employee share purchase plan		1		576		—		—		577
Loss for year		—		—		(46,379)		—		(46,379)
Credits corresponding to stock compensation expensed		—		—		—		199		199

Balance at December 31, 2004	US$	94	US$	420,548	US$	(419,542)	US$	28,923	US$	30,023

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 (Continued)

18.	RECONCILIATION OF MOVEMENT IN SHAREHOLDERS’ FUNDS (continued) COMPANY

(US dollars in thousands)

	Shareholders’ funds
			Share						Total
	Ordinary		premium		Profit and		Other		shareholders’
	shares		account		loss account		reserve		funds
Balance at January 1, 2004	US$	94	US$	420,548	US$	(419,542)	US$	28,923	US$	30,023
Proceeds from issue of 619,639 Ordinary Shares of €0.0025 each on exercise of options		1		1,225		—		—		1,226
Proceeds from purchase of 178,255 Ordinary Shares of €0.0025 under the employee share purchase plan		1		393		—		—		394
Loss for year		—		—		(901)		—		(901)
Credits corresponding to stock compensation expensed		—		—		—		38		38

Balance at December 31, 2004	US$	96	US$	422,166	US$	(420,443)	US$	28,961	US$	30,780

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 (Continued)

19.	RECONCILIATION OF OPERATING (LOSS) PROFIT TO NET CASH (OUTFLOW) INFLOW FROM OPERATING ACTIVITIES

	2003	2004
	US$’000	US$’000

Operating (loss) profit	(44,108)	795
Depreciation	4,667	2,482
Amortisation of capitalised software development costs	729	578
Impairment of capitalised software development costs	80	—
Impairment of fixed assets	3,191	—
Stock compensation	199	38
Decrease in debtors	6,478	10,343
Decrease in debtors — amounts falling due after one year	300	100
Decrease in prepayments	2,366	219
Increase (decrease) in creditors	1,604	(1,518)
Decrease in accruals	(4,914)	(798)
Increase (decrease) in provisions for liabilities and charges	3,708	(5,972)
Decrease in deferred income	(2,053)	(2,731)
Net exchange gain (loss)	337	(273)

	(27,416)	3,263

20.	RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS

	2003	2004
	US$’000	US$’000

Increase in cash	161	4,920

Change in net funds resulting from cash flow	161	4,920
Net funds at beginning of year	23,510	23,671

Net funds at end of year	23,671	28,591

21.	ANALYSIS OF NET FUNDS

	At		At
	January	Cash	December
	1, 2004	flow	31, 2004
	US$’000	US$’000	US$’000

Cash and bank	19,926	5,170	25,096
Restricted cash	3,745	(250)	3,495

	23,671	4,920	28,591

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 (Continued)

22.	MANAGEMENT OF LIQUID RESOURCES

	2003	2004
	US$’000	US$’000

Purchase of marketable securities	(59,210)	(24,284)
Sale of marketable securities	84,357	25,800

	25,147	1,516

23.	COMMITMENTS

GROUP AND COMPANY

The group’s only significant operating leases in 2004 were for the premises for the Dublin, Ireland, Reading, UK, Tokyo, Japan, Waltham, Massachusetts, San Mateo, California, New York, New York and McLean, Virginia operations. The Dublin lease expires in 2023 with an option to exit the lease in 2013. This facility consists of approximately 55,900 square feet.

The group currently occupies approximately 17,600 square feet of the Dublin office space, and sublets approximately 22,880 square feet of office space with the remainder deemed idle. The Reading lease expires in 2014 with an option to exit the lease in 2009. The Tokyo and Frankfurt leases both expired in 2004.

The Waltham lease expires in 2006, subject to IONA’s right to renew for an additional term of five years expiring in 2011. This facility consists of approximately 65,480 square feet of which the group currently occupies approximately 30,359 square feet of the office space and sublets 35,121 square feet. The McLean, Virginia, New York, NY, and San Mateo, California facilities are completely sublet.

Rent expenses under all operating leases were approximately US$9,374,000 and US$7,122,000 in 2003 and 2004, respectively. Rental income under all operating subleases was approximately US$908,000 and US$1,542,000 in 2003 and 2004 respectively.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 (Continued)

23.	COMMITMENTS (continued)

Commitments under operating leases, payable in the coming year, are as follows:

Land and
buildings
US$’000
Leases expiring in:
Within one year	10
Within two to five years	3,674
After more than five years	3,041

6,725

Included in the above is an amount of approximately US$2,156,000 which was provided for as part of the restructuring accrual in respect of commitments under operating leases.

24.	PENSION COMMITMENTS

The group operates a number of defined contribution pension schemes in which the group employees participate. The assets of these schemes are held separately from those of the group in independently administered funds. The pension charge represents contributions payable by the group to the schemes and amounted to US$1,433,000 and US$1,066,000 in 2003 and 2004 respectively. The amount of unpaid contributions outstanding at the year end was US$45,000 (2003: US$503,000).

25.	CONTINGENT LIABILITIES

Under the terms of agreements between the company and the Industrial Development Authority, amounts received from the Industrial Development Authority may be revoked in certain circumstances, principally the failure to maintain the related jobs for a period of five years from the payment of the first instalment of the related employment grant.

The company has complied with the terms of the grant agreement through December 31, 2004.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 (Continued)

26.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The group’s trading portfolio of investments is not considered to be subject to material market (interest rate) risk because of the relatively short-term maturities of investments included in the portfolio.

The group entered into certain equity investments for the promotion of business and strategic objectives, and typically does not attempt to reduce or eliminate the inherent market risks on these investments. These strategic investments are classified as financial fixed assets at the balance sheet date, and reported at cost. At December 31, 2004, the cost of these investments was US$50,000.

The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates fair value due to the short-term maturities of these investments. The fair value of trading marketable securities are based on quoted market prices at year-end, and reported at fair value.

Excluding the group’s European operations, there were no significant transactional currency exposures at December 31, 2004, that gave rise to net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and liabilities of the group that are not denominated in the operating functional currency of the operation involved. As at December 31, 2004, transactional currency exposures in the group’s European operations amounted to approximately US$3,070,000.

27.	RELATED PARTY TRANSACTIONS

The company has availed of the exemption provided in Financial Reporting Standard 8, “Related Party Disclosures”, for subsidiary undertakings, 90% or more of whose voting rights are controlled within the group, from the requirement to give details of transactions with entities that are part of the group or investees of the group qualifying as related parties.

In July 2003, the group engaged K Capital Source Limited (K Capital) to provide it with capital market communication and advisory services. Mark Kenny, a principal of K Capital, is the son of one of the Company’s directors, Dr. Ivor Kenny. Under IONA’s agreement with K Capital, the Company pays US$40,000 per fiscal quarter for such services. No amounts relating to services rendered were outstanding as of December 31, 2003 or 2004.

The group provides support to Manugistics, Inc. (Manugistics) related to the software that Manugistics licenses from the group. Kevin Melia, the Chairman of the Board of Directors, is a member of the Board of Directors of Manugistics. Under the terms of the current one year arrangement with Manugistics, which was entered into during the first quarter of 2005, Manugistics will pay the group approximately US$255,000 for support services.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC
Date: July 13, 2005	By:	/s/ Peter M. Zotto
Peter M. Zotto
Chief Executive Officer